     As Filed with the Securities and Exchange Commission on August 22, 2001

                                                    Registration No. 333- ______


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2


                 SOUTHERN FARM BUREAU LIFE VARIABLE LIFE ACCOUNT
                              (EXACT NAME OF TRUST)

                   SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                              1401 Livingston Lane
                           Jackson, Mississippi 39213
          (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

     (NAME AND COMPLETE ADDRESS
      OF AGENT FOR SERVICE)                       COPY TO:

Joseph A. Purvis, Esq.                            Stephen E. Roth, Esq.
Southern Farm Bureau Life Insurance Company      Sutherland Asbill & Brennan LLP
1401 Livingston Lane                             1275 Pennsylvania Avenue, N.W.
Jackson, Mississippi 39213                       Washington, DC  20004-2415

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of this Registration Statement

   SECURITIES BEING OFFERED: Adjustable Premium Variable Life Insurance Policy

         The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART I

                                   PROSPECTUS
                               ____________, 2001

                  ADJUSTABLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                                      issued by

                   SOUTHERN FARM BUREAU LIFE VARIABLE LIFE ACCOUNT
                                         and
                     SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

                                 1401 LIVINGSTON LANE
                              JACKSON, MISSISSIPPI 39213
                                    (601) 981-7422


This prospectus describes an adjustable premium variable life insurance policy ("Policy") offered by Southern Farm Bureau Life Insurance Company (the "Company"). The Company designed the Policy to be long-term in nature in order to provide significant life insurance benefits for the Insured. This prospectus provides information that a prospective owner should know before investing in the Policy. Certain Policy provisions may vary based on the state where the Company issues the Policy. You should consider the Policy in conjunction with other insurance you own since it may not be advantageous to replace existing insurance with the Policy.

You can allocate your Policy's values to:

     - Southern Farm Bureau Life Variable Life Account (the "Separate Account"), which invests in the Funds listed on this page; or

     -   a Declared Interest Option, which credits a specified rate of interest.

A prospectus for each of the Funds available through the Separate Account must accompany this prospectus. Please read these documents before investing and save them for future reference.

     The following Funds are available:

T. ROWE PRICE EQUITY SERIES, INC.
     Equity Income
     Mid-Cap Growth
     Personal Strategy Balanced

T. ROWE PRICE FIXED INCOME SERIES, INC.
     Limited-Term Bond Portfolio
     Prime Reserve Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
     VIP Growth Portfolio
     VIP High Income Portfolio
     VIP Overseas Portfolio
     VIP Contrafund Portfolio
     VIP Index 500 Portfolio

THE POLICIES AND THE FUNDS:
     -   ARE NOT GUARANTEED TO ACHIEVE THEIR GOALS;
     -   ARE NOT FEDERALLY INSURED;
     -   ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY; AND
     -   ARE SUBJECT TO RISKS, INCLUDING LOSS OF THE AMOUNT INVESTED.


      ===================================================================

          THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
         DISAPPROVED THIS POLICY OR DETERMINED THAT THIS PROSPECTUS IS
          ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.
      ===================================================================

TABLE OF CONTENTS


GLOSSARY                                                                       1
POLICY SUMMARY                                                                 3
     THE POLICY                                                                3
     PREMIUMS                                                                  3
     INVESTMENT OPTIONS                                                        4
         DECLARED INTEREST OPTION:                                             4
         SEPARATE ACCOUNT:                                                     4
     ACCUMULATED VALUE                                                         5
     CHARGES AND DEDUCTIONS                                                    5
     SURRENDERS AND PARTIAL WITHDRAWALS                                        7
     DEATH BENEFIT                                                             7
     TRANSFERS                                                                 8
     LOANS                                                                     8
     ILLUSTRATIONS                                                             8
RISK SUMMARY                                                                   8
THE COMPANY AND THE DECLARED INTEREST OPTION                                  10
     SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY                              10
     THE DECLARED INTEREST OPTION                                             10
THE SEPARATE ACCOUNT AND THE PORTFOLIOS                                       10
     THE SEPARATE ACCOUNT                                                     10
     THE PORTFOLIOS                                                           11
     VOTING PORTFOLIO SHARES                                                  14
THE POLICY                                                                    14
     PURCHASING A POLICY                                                      14
     WHEN INSURANCE COVERAGE TAKES EFFECT                                     15
     CANCELING A POLICY (FREE-LOOK RIGHT)                                     16
     OWNERSHIP RIGHTS                                                         16
PREMIUMS                                                                      17
     PREMIUM FLEXIBILITY                                                      17
     ALLOCATING PREMIUMS                                                      18
POLICY VALUES                                                                 19
     ACCUMULATED VALUE                                                        19
     NET SURRENDER VALUE                                                      19
     VARIABLE ACCUMULATED VALUE                                               20
     UNIT VALUE                                                               20
     DECLARED INTEREST OPTION ACCUMULATED VALUE                               22
CHARGES AND DEDUCTIONS                                                        22
     PREMIUM EXPENSE CHARGE                                                   23
     MONTHLY DEDUCTION                                                        23
     MORTALITY AND EXPENSE RISK CHARGE                                        24
     SURRENDER AND WITHDRAWAL CHARGES                                         25
     TRANSFER CHARGE                                                          25
     PORTFOLIO EXPENSES                                                       26
DEATH BENEFIT                                                                 26
     DEATH PROCEEDS                                                           26
     DEATH BENEFIT                                                            26

     CHANGING THE SPECIFIED AMOUNT                                            27
SURRENDERS AND PARTIAL WITHDRAWALS                                            28
     SURRENDERS                                                               28
     WITHDRAWALS                                                              28
TRANSFERS                                                                     29
     DOLLAR COST AVERAGING                                                    30
     ASSET REBALANCING PROGRAM                                                31
LOANS                                                                         31
     LOAN CONDITIONS                                                          31
     EFFECT OF POLICY LOANS                                                   32
POLICY LAPSE AND REINSTATEMENT                                                32
     LAPSE                                                                    33
     REINSTATEMENT                                                            33
FEDERAL TAX CONSIDERATIONS                                                    33
OTHER POLICY INFORMATION                                                      36
     PAYMENT OF POLICY BENEFITS                                               36
     OUR RIGHT TO CONTEST THE POLICY                                          37
     SUICIDE EXCLUSION                                                        38
     MISSTATEMENT OF AGE OR SEX                                               38
     MODIFYING THE POLICY                                                     38
     REPORTS TO OWNERS                                                        38
     RECORDS                                                                  39
     POLICY TERMINATION                                                       39
     SUPPLEMENTAL BENEFITS AND RIDERS                                         39
PERFORMANCE DATA                                                              40
ADDITIONAL INFORMATION                                                        40
     SALE OF THE POLICIES                                                     40
     LEGAL MATTERS                                                            41
     LEGAL PROCEEDINGS                                                        41
     FINANCIAL STATEMENTS                                                     41
     EXPERTS                                                                  42
     EXECUTIVE OFFICERS AND DIRECTORS                                         42
APPENDIX A ILLUSTRATIONS                                                     A-1
APPENDIX B TABLE OF DEATH BENEFIT FACTORS                                    B-1

GLOSSARY


ACCUMULATED VALUE: Accumulated Value is the sum of the values of the Policy in each Subaccount of the Separate Account, and the value of the Policy in the Declared Interest Option including amounts securing loans.

ATTAINED AGE: The Insured's age at issue plus the number of Policy Years since the Policy Date.

BASIC ANNUAL PREMIUM: The basic annual premium as shown on the Policy schedule page. We determine the amount of this premium based on the Insured's age, sex, and underwriting class, and certain assumptions allowed by law.

BENEFICIARY: The person or entity the Owner named in the application, or by later designation, to receive the death proceeds upon the Insured's death.

BUSINESS DAY: Each day that the New York Stock Exchange is open for trading, except: (1) any local or regional business holidays designated in this prospectus; (2) any period when the Securities and Exchange Commission ("SEC") determines that an emergency exists which makes it impracticable for a Fund to dispose of its securities or to fairly determine the value of its net assets; or
(3) such other periods as the SEC may permit for the protection of security holders of a Fund.

COMPANY, WE, US, OUR, HOME OFFICE: Southern Farm Bureau Life Insurance Company, 1401 Livingston Lane, Jackson, Mississippi 39213, telephone: 601-981-7422.

DECLARED INTEREST OPTION: A part of the Company's general account. Accumulated Value in the Declared Interest Option earns a guaranteed minimum 4% annual interest rate.

DUE PROOF OF DEATH: Proof of the Insured's death that is satisfactory to the Company. Such proof may consist of: (a) a certified copy of the death certificate; (b) a certified copy of a court decree reciting a finding of death; or (c) any other proof we find satisfactory.

FUND: An open-end, diversified management investment company in which the Separate Account invests.

GENERAL ACCOUNT: The assets of the Company other than those allocated to the Separate Account or any other separate account.

GRACE PERIOD: The 61-day period beginning on the date we send notice to the Owner that Net Accumulated Value (during the first three Policy Years) or Net Surrender Value (during subsequent Policy Years) is insufficient to cover the monthly deduction due.

INDEBTEDNESS: The sum of all outstanding Policy loans and any due and unpaid loan interest.

INSURED: The person upon whose life we issue a Policy.

MATURITY DATE: The Insured's age 100.

MONTHLY DEDUCTION DAY: The same date in each month as the Policy Date. The Company makes the monthly deduction on the Business Day coinciding with or immediately following the Monthly Deduction Day.

NET ACCUMULATED VALUE: The Accumulated Value minus any outstanding Indebtedness.

NET PREMIUM: The amount of premium remaining after we deduct the premium expense charge and any applicable premium taxes. The Company will allocate this amount, according to the Owner's instructions, among the Declared Interest Option and the Subaccounts of the Separate Account.

NET SURRENDER VALUE: The Surrender Value minus any Indebtedness.

OWNER, YOU, YOUR: The person named in the application who owns a Policy.

POLICY ANNIVERSARY: The same date in each year as the Policy Date.

POLICY DATE: The date printed on the Policy schedule page that we use to determine Policy Years, Policy Months and Policy Anniversaries. Your Policy will be effective as of this date if you and the Insured meet our requirements.

POLICY MONTH: A one-month period beginning on a Monthly Deduction Day and ending on the day immediately preceding the next Monthly Deduction Day.

POLICY YEAR: A 12-month period that starts on the Policy Date or on a Policy Anniversary.

PORTFOLIO: A separate investment portfolio of a Fund.

SCHEDULED PREMIUM: This is the scheduled premium amount shown on the Policy schedule page for which we will provide premium notices or accept by bank draft or electronic funds transfer.

SEPARATE ACCOUNT: Southern Farm Bureau Life Variable Life Account, a separate investment account the Company established to receive and invest the net premiums paid under the Policies.

SPECIFIED AMOUNT: The minimum death benefit under a Policy so long as the Policy remains in force. The schedule page sets forth the Specified Amount as of the Policy Date.

SUBACCOUNT: A subdivision of the Separate Account, which invests exclusively in shares of a designated portfolio of a Fund.

SURRENDER CHARGES: Charges we assess at the time of any surrender during the first 10 Policy Years and during the 10 years following an increase in Specified Amount.

SURRENDER VALUE: The Accumulated Value minus any surrender charges.

VALUATION PERIOD: The period between the close of business (3:00 p.m. central time) on a Business Day and the close of business on the next Business Day.

POLICY SUMMARY


This summary describes the Policy's important features and corresponds to prospectus sections that discuss the topics in more detail. The Glossary defines certain words and phrases used in this prospectus.

THE POLICY

     - The Policy is an adjustable premium variable life insurance policy providing for:

             - death proceeds payable to the Beneficiary upon the Insured's death,

             -  Accumulated Value,

             -  withdrawal and surrender options, and

             -  loan privileges.

     - We normally issue a Policy for a minimum Specified Amount of $100,000, or the Specified Amount purchased by a single premium payment of at least $5,000.

     - You have flexibility in determining the frequency and amount of premiums. (See "THE POLICY -- Premiums.")

     - Accumulated Value in the Separate Account may increase or decrease, depending upon the investment performance of the assets supporting the Policy. You bear the investment risk of any depreciation of, and reap the benefit of any appreciation in, the value of the underlying assets for amounts in the Separate Account.

     - If the Insured is alive and the Policy is in force on the Maturity Date, we will pay you the Accumulated Value as of the end of the Business Day coinciding with or immediately following the Maturity Date, reduced by any outstanding Indebtedness.

     - CANCELING A POLICY. You may examine and cancel the Policy by returning it to us before midnight of the 30th day after you receive it. We will refund you the greater of: (1) premiums paid minus withdrawals; or (2) the Accumulated Value on the Business Day we receive the Policy plus any charges we deducted. (See "THE POLICY-- Canceling a Policy (Free Look Right)."

PREMIUMS

     - When you apply for the Policy, you can select a premium payment mode (schedule) to pay planned periodic premiums monthly, semi-annually, or annually. You are not required to pay premiums according to the payment mode. However, you may increase your risk of lapse if you do not regularly pay premiums. Before the Policy takes effect, you must pay an initial premium at least equal to the full first premium for the payment mode you selected. The full first premium for annual payment modes is the basic annual premium. The first full premium for monthly payment modes is the basic annual premium divided by 12; and the first full premium for semi-annual payment modes is the basic annual premium divided by 2.

     - After you pay the initial premium, you can pay subsequent premiums at any time before the maturity date, and in any amount of at least $15. We may refuse to accept any premiums in excess of the basic annual premium in any Policy Year. You may also choose to have premiums automatically deducted monthly from your bank account or other source under our automatic payment plan. For monthly premium payments, you must participate in our automatic payment plan.

     - PAYING YOUR SCHEDULED PREMIUM WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. Even if you make your scheduled premium payments, your Policy will lapse (terminate without value) if the Net Accumulated Value (during the first three Policy Years) or the Net Surrender Value (after the first three Policy Years) is not enough to pay the monthly deduction due, and a 61-day grace period expires without a sufficient payment. You may reinstate a lapsed Policy if you meet certain requirements.

INVESTMENT OPTIONS

DECLARED INTEREST OPTION:

     - You may direct money in your Policy to the Declared Interest Option where it earns at least 4% annual interest. We may declare higher rates of interest, at our discretion.

SEPARATE ACCOUNT:

     - You may direct money in your Policy to any Subaccounts of the Separate Account. WE DO NOT GUARANTEE ANY MONEY YOU PLACE IN THE SUBACCOUNTS. THE VALUE IN EACH SUBACCOUNT WILL INCREASE OR DECREASE, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE CORRESPONDING PORTFOLIO. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

     - Each Subaccount invests exclusively in one of the following portfolios:

  -  T. ROWE PRICE EQUITY SERIES, INC.          -  FIDELITY VARIABLE INSURANCE
          Equity Income                            PRODUCTS FUNDS
          Mid-Cap Growth                              VIP Growth Portfolio
          Personal Strategy Balanced                  VIP High Income Portfolio
                                                      VIP Overseas Portfolio
                                                      VIP Contrafund Portfolio
  -  T. ROWE PRICE FIXED INCOME SERIES, INC.          VIP Index 500 Portfolio
          Limited-Term Bond Portfolio
          Prime Reserve Portfolio

ACCUMULATED VALUE

- Accumulated Value is the sum of your amounts in the Subaccounts and the Declared Interest Option. Accumulated Value is the starting point for calculating important values under the Policy, such as the Net Surrender Value and the death proceeds.

- Accumulated Value varies from day to day, depending on the investment performance of the Subaccounts you choose, interest we credit to the Declared Interest Option, charges we deduct, and any other transactions (E.G., transfers, partial withdrawals, and loans). WE DO NOT GUARANTEE A MINIMUM ACCUMULATED VALUE IN THE SEPARATE ACCOUNT.

- We place any money we receive from you in a non-interest bearing suspense account until the date when you satisfy all administrative and underwriting requirements for the Policy and pay a sufficient initial premium. We then transfer the net premium to the Money Market Subaccount (I.E., the Prime Reserve Portfolio). On the Business Day on or next following the 35th day after we print the Policy to be mailed to you or your registered representative, we will transfer the amounts in the Money Market Subaccount among the Subaccounts and the Declared Interest Option in accordance with your allocation instructions. Thereafter, we will allocate all net premiums in accordance with your most recent allocation instructions. See "Allocating Premiums."

CHARGES AND DEDUCTIONS

We assess the following charges under the Policy to compensate us for services and benefits we provide, costs and expenses we incur, and risks we assume relating to the Policy. See "Distribution of the Policies" for information on compensation received by persons selling the Policy.

- PREMIUM EXPENSE CHARGE: We deduct 10% of premiums paid up to the basic annual premium in each Policy Year, and 3% of each premium paid in excess of the basic annual premium in each Policy Year. After we deduct this charge, we credit the remaining amount (the net premium) according to your allocation instructions. This charge will not exceed 12% of all premiums paid.

- MONTHLY DEDUCTION: On the Policy Date and on each Monthly Deduction Day thereafter (as applicable), we deduct from the Accumulated Value:

        =  the cost of insurance charge;

        = the $6 monthly Policy expense charge (We may increase this charge to a maximum of $10 per month.)

        =  charges for any riders

-    SURRENDER CHARGES:

  = SURRENDER CHARGES: During the first 10 Policy Years, we deduct a surrender charge if you surrender the Policy or it lapses. Additional surrender charges apply to Specified Amount increases. We calculate the surrender charges as a percentage of an amount equal to the basic annual premium as follows:

                                       SURRENDER CHARGES AS A PERCENTAGE OF
                   POLICY YEAR                 BASIC ANNUAL PREMIUM
                        1                             50%
                        2                             45%
                        3                             40%
                        4                             35%
                        5                             30%
                        6                             25%
                        7                             20%
                        8                             15%
                        9                             10%
                       10                             5%
                       11+                            0%

- PARTIAL WITHDRAWAL CHARGES: For each partial withdrawal, we deduct the lesser of $25 or 2% of the amount withdrawn from the remaining Accumulated Value.

- MORTALITY AND EXPENSE RISK CHARGE: We deduct a daily charge equal to an annual rate of 1.05% of the average daily net assets of the Separate Account.

- TRANSFER CHARGE: We may currently deduct a $25 charge (from the amount transferred) for the 13th and each additional transfer in a Policy Year. We guarantee that this charge will not exceed $40.

- PORTFOLIO EXPENSES: The portfolios deduct management fees and other expenses from their assets. These total annual expenses (shown in the following table) vary by portfolio and, for the fiscal year ended December 31, 2000, ranged from 0.33% to 0.90% per year of the average portfolio assets.

  The following table shows the management fees, other expenses and total annual expenses charged by the portfolios for the fiscal year ended December 31, 2000, and provides information on applicable fee waivers or reimbursements. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. Expenses of the portfolios may be higher or lower in the future. Please refer to the portfolios' prospectuses for more information.

  ANNUAL PORTFOLIO OPERATING EXPENSES (as a percentage of average portfolio assets)

                                                         MANAGEMENT        OTHER EXPENSES       TOTAL ANNUAL
               PORTFOLIO NAME                               FEES                                  EXPENSES
T. Rowe Price Equity Series, Inc.
      Equity Income                                         0.85%               0.00%             0.85%(1)
      Mid-Cap Growth                                        0.85%               0.00%             0.85%(1)
      Personal Strategy Balanced                            0.90%               0.00%             0.90%(1)

T. Rowe Price Fixed Income Series, Inc.
      Limited-Term Bond Portfolio                           0.70%               0.00%             0.70%(1)
      Prime Reserve Portfolio                               0.55%               0.00%             0.55%(1)

Fidelity Variable Insurance Products Funds
      VIP Growth Portfolio                                  0.57%               0.08%            0.65%(2)(3)
      VIP High Income Portfolio                             0.58%               0.10%             0.68%(3)
      VIP Overseas Portfolio                                0.72%               0.17%            0.89%(2)(3)
      VIP Contrafund Portfolio                              0.57%               0.09%            0.66%(2)(3)
      VIP Index 500 Portfolio                               0.24%               0.09%             0.33%(3)

    (1) Total annual portfolio expenses are an all-inclusive fee and pay for investment management services and other operating costs.

    (2) A portion of the brokerage commissions that certain portfolios pay is used to reduce Fund expenses. In addition, certain portfolios have entered into arrangements with their custodian whereby, credits realized as a result of uninvested cash balances are used to reduce custodian expenses. The amounts shown in the table do not include these reductions. Including these reductions, the total portfolio operating expenses presented in the preceding table would have been:
         Growth 0.64%, Overseas 0.87% and Contrafund 0.63%.

    (3) The Funds' manager has voluntarily agreed to reimburse the class's expenses if they exceed a certain level: Growth 1.50%; High Income 1.00%; Overseas 1.50%; Contrafund 1.00%; and Index 500 0.28%. The Funds' manager may discontinue this arrangement at any time.

SURRENDERS AND PARTIAL WITHDRAWALS

- SURRENDER: At any time while the Policy is in force, you may make a request to surrender your Policy and receive the Net Surrender Value. You cannot reinstate a surrendered Policy. A SURRENDER MAY HAVE TAX CONSEQUENCES. See "Federal Tax Considerations."

- PARTIAL WITHDRAWALS: You may make a written request to withdraw at least $500 of the Net Surrender Value. Your Net Surrender Value after a partial withdrawal must be at least $5,000. PARTIAL WITHDRAWALS MAY HAVE TAX CONSEQUENCES. See "Federal Tax Considerations."

DEATH BENEFIT

- DEATH PROCEEDS: We pay death proceeds to the beneficiary upon receiving due proof of the Insured's death and after any necessary claims requirements or investigations are completed. The death proceeds equal the death benefit less any Indebtedness and unpaid monthly deductions. The death benefit is the greater of

           -    the Specified Amount; OR
           - the Accumulated Value multiplied by the death benefit factor for the Insured's Attained Age. See the Table of Death Benefit Factors.

TRANSFERS

-    You may make transfers among the Subaccounts and the Declared Interest
     Option.

- We may currently charge $25 (maximum $40) for the 13th and each additional transfer during a Policy Year.

- The minimum amount you may transfer from a Subaccount or the Declared Interest Option is the lesser of $100 or the total Accumulated Value in the Subaccount or the Declared Interest Option.

LOANS

- You may take a loan from your Policy at any time. The maximum loan amount you may take is the Surrender Value. You may increase your risk of lapse if you take a loan. LOANS MAY HAVE TAX CONSEQUENCES. See "Federal Tax Considerations."

- We charge you an annual interest rate of 8% on your loan. Charged interest is due and payable at the end of each Policy Year. Unpaid interest becomes part of the outstanding loan and accrues additional interest at the same rate if it is not paid by the end of the Policy Year.

- As collateral for the loan, we segregate an amount equal to the loan in the Declared Interest Option. These amounts may earn less interest than other amounts in the Declared Interest Option.

- You may repay all or part of your Indebtedness at any time while the Insured is alive and the Policy is in force.

- We deduct any Indebtedness from the Accumulated Value upon surrender, and from the death proceeds payable on the Insured's death.

ILLUSTRATIONS

The illustrations provided in Appendix A at the end of this prospectus illustrate death proceeds, Accumulated Values, and Net Surrender Values. These illustrations are based on hypothetical rates of return that are not guaranteed. The illustrations also assume costs of insurance for a hypothetical person. Your rates of return and insurance charges may be higher or lower than these illustrations. YOU SHOULD OBTAIN A PERSONALIZED ILLUSTRATION BEFORE PURCHASING A POLICY.

RISK SUMMARY


The following are some of the risks associated with the Policy.


                        If you invest your Accumulated Value in one or more
  INVESTMENT            Subaccounts, then you will be subject to the risk that
  RISK                  investment performance will be unfavorable and that the
                        Accumulated Value will decrease. You COULD lose everything you invest. If you allocate net premiums to the Declared Interest Option, then we credit your

                        Accumulated Value (in the Declared Interest Option) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 4%.


   RISK OF              PAYING YOUR SCHEDULED PREMIUM WILL NOT NECESSARILY KEEP
    LAPSE               YOUR POLICY IN FORCE. Even if you make your scheduled
                        premium payments, your Policy will lapse (terminate without value) if the Net Accumulated Value (during the first three Policy Years) or the Net Surrender Value
                        (after the first three Policy Years) is not enough to pay the monthly deduction due, and a 61-day grace period expires without a sufficient payment.


  TAX RISKS             We anticipate that the Policy should generally be deemed
                        a life insurance contract under Federal tax law, so that the death proceeds paid to the beneficiary will not be subject to Federal income tax. However, due to limited guidance under the Federal tax law, there is some uncertainty about the application of the Federal tax law to Policies issued on a substandard basis.

                        Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under Federal tax laws. If a Policy is treated as a MEC, then surrenders, partial withdrawals, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial withdrawals, and loans taken before you reach age 59 1/2. If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

                        SEE "Federal Tax Considerations." YOU SHOULD CONSULT A QUALIFIED TAX ADVISER FOR ASSISTANCE IN ALL POLICY-RELATED TAX MATTERS.

    SURRENDER           The surrender charges under this Policy apply for 10
      RISKS             Policy Years after the Policy Date. Additional surrender
                        charges will apply for 10 years from the date of any increase in the Specified Amount.

                        Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse, because surrender charges affect the Net Surrender Value which (after the first three Policy Years) is a measure we use to determine whether your Policy will enter a grace period (and possibly lapse). SEE "Risk of Lapse," above.

    LOAN RISKS          A Policy loan, whether or not repaid, will affect
                        Accumulated Value over time because we segregate the amount of the loan in the Declared Interest Option as collateral, and (1) this loan collateral does not participate in the investment performance of the Subaccounts; and (2) loan collateral may earn a lower interest rate than unloaned amounts in the Declared
                        Interest Option.

                        We reduce the amount we pay on the Insured's death by the amount of any indebtedness. Your Policy may lapse if your Indebtedness reduces the Net Surrender Value to zero.




THE COMPANY AND THE DECLARED INTEREST OPTION


SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

Southern Farm Bureau Life Insurance Company was incorporated on October 30, 1946, as a stock life insurance company in the State of Mississippi and is principally engaged in the offering of life insurance policies and annuity contracts. We are admitted to do business in 13 jurisdictions: the states of Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee, Texas, and Virginia; and the Commonwealth of Puerto Rico.

THE DECLARED INTEREST OPTION

The Declared Interest Option is part of our general account. We own the assets in the general account and we use these assets to support our insurance and annuity obligations other than those funded by our separate accounts. Subject to applicable law, the Company has sole discretion over investment of the Declared Interest Option's assets. The Company bears the full investment risk for all amounts allocated or transferred to the Declared Interest Option. We guarantee that the amounts allocated to the Declared Interest Option will be credited interest daily at a net effective annual interest rate of at least 4%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

WE HAVE NOT REGISTERED THE DECLARED INTEREST OPTION WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE DECLARED INTEREST OPTION.

THE SEPARATE ACCOUNT AND THE PORTFOLIOS

================================================================================


THE SEPARATE ACCOUNT

We established Southern Farm Bureau Life Variable Life Account as a separate investment account under Mississippi law on October 16, 2000. We own the assets in the Separate Account and we are obligated to pay all benefits under the Policies. We may use the Separate Account to support other variable life insurance policies we issue. The Separate Account is registered with the Securities and Exchange Commission as an unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account" within the meaning of the Federal securities laws.

We have divided the Separate Account into Subaccounts, each of which invests in shares of one portfolio among the following mutual funds:

      - T. Rowe Price Equity Series, Inc. (managed by T. Rowe Price Associates, Inc.)

      - T. Rowe Price Fixed Income Series, Inc. (managed by T. Rowe Price Associates, Inc.)

      - Fidelity Variable Insurance Products Funds (managed by Fidelity Management & Research Company)

The Subaccounts buy and sell portfolio shares at net asset value. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

Income, gains, and losses credited to, or charged against, a Subaccount of the Separate Account reflect the Subaccount's own investment performance and not the investment performance of our other assets. We may not use the Separate Account's assets to pay any of our liabilities other than those arising from the Policies. If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

The Separate Account may include other Subaccounts that are not available under the Policies and are not discussed in this prospectus. Where permitted by applicable law, we reserve the right to:

    1. Deregister the Separate Account under the Investment Company Act of 1940 if such registration is no longer required, or operate the Separate Account as a management investment company under the Investment Company Act of 1940, or as any other form permitted by law;

    2. Restrict or eliminate any voting rights of owners, or other persons who have voting rights as to the Separate Account;

    3.      Combine the Separate Account with other separate accounts; or

    4. Make any changes required by the Investment Company Act of 1940 or any other law.

We may substitute another Subaccount, portfolio, or insurance company separate account under the Policy if, in our judgment, investment in a Subaccount or portfolio would no longer be possible or becomes inappropriate to the purpose of the Policy, or if investment in another Subaccount or insurance company separate account is in the best interest of Owners. We will not make any such substitution or other changes without receiving any necessary prior approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

THE PORTFOLIOS

The Separate Account invests in shares of certain portfolios. Each portfolio is part of a mutual fund that is registered with the Securities and Exchange Commission as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the Securities and Exchange Commission.

Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio. Pending any prior approval by a state insurance regulatory authority, certain Subaccounts and corresponding portfolios may not be available to residents of some states.

The following table summarizes each portfolio's investment objective(s) and policies. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). You can find more detailed information about the portfolios, including a description of risks, in the prospectuses for the portfolios. You should read these prospectuses carefully.

--------------------------------------------------------------------------------
           PORTFOLIO                                  INVESTMENT OBJECTIVE
--------------------------------------------------------------------------------

  T. Rowe Price Equity       -  This Portfolio seeks to provide substantial
  Income Portfolio              dividend income as well as long-term growth of
                                capital through investments in the common stocks of established companies.


  T. Rowe Price              -  This Portfolio seeks to provide long-term
  Mid-Cap Growth                capital appreciation by investing primarily in
  Portfolio                     mid-cap stocks with the potential for
                                above-average earnings growth.


  T. Rowe Price              -  This Portfolio seeks the highest total return
  Personal Strategy             over time consistent with an emphasis on both
  Balanced Portfolio            capital appreciation and income.


                             -  This Portfolio seeks a high level of income
  T. Rowe Price                 consistent with moderate fluctuations in
  Limited-Term Bond             principal value.
  Portfolio


  T. Rowe Price Prime        -  This Portfolio seeks preservation of capital and
  Reserve Portfolio             liquidity and, consistent with these, the
                                highest possible current income. This Portfolio
                                invests in high-quality U.S. dollar-denominated
                                money market securities.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
           PORTFOLIO                                  INVESTMENT OBJECTIVE
--------------------------------------------------------------------------------

  Fidelity VIP Growth        -  This Portfolio seeks capital appreciation by
  Portfolio                     investing primarily in common stocks.


  Fidelity VIP High          -  This Portfolio seeks a high level of current
  Income Portfolio              income and growth of capital by investing
                                primarily in income-producing bonds, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities.


  Fidelity VIP Overseas      -  This Portfolio seeks long-term growth of capital
  Portfolio                     by investing primarily in foreign securities.
                                The Portfolio defines foreign securities as securities of issuers whose principal activities are located outside the United States.


  Fidelity VIP Contrafund    -  This Portfolio seeks long-term capital
  Portfolio                     appreciation by investing in securities of
                                companies whose value the adviser believes are not fully recognized by the public. The
                                Portfolio normally invests primarily in common stocks and securities convertible into common stock, but it has the flexibility to invest in other types of securities.


  Fidelity VIP Index 500     -  This Portfolio seeks to provide investment
  Portfolio                     results that correspond to the total return of a
                                broad range of common stocks publicly traded in the United States. To achieve this objective, the Portfolio attempts to duplicate the composition and total return of the S&P 500.


In addition to the Separate Account, the Funds may sell portfolio shares to other separate accounts established by other insurance companies (which may or may not be affiliated with the Company), and to separate accounts to serve as the underlying investment for variable annuity contracts and variable life insurance policies or qualified retirement plans. It is possible that, in the future, a material conflict may arise between the interests of Owners of the Policies, and of owners of other policies whose values are allocated to other separate accounts investing in any of the portfolios. It also may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Although neither the Company nor the Funds currently foresee any such disadvantages, each Fund's Board of Directors will monitor events in order to identify any material conflicts and will determine what action, if any, it should take. Such action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

If a Fund's Board of Directors were to conclude that separate portfolios should be established, we will bear the attendant expenses, but you would no longer have the economies of scale resulting from a larger combined portfolio.

THESE PORTFOLIOS ARE NOT AVAILABLE FOR PURCHASE DIRECTLY BY THE GENERAL PUBLIC, AND ARE NOT THE SAME AS OTHER MUTUAL FUND PORTFOLIOS WITH VERY SIMILAR OR NEARLY IDENTICAL NAMES THAT ARE SOLD DIRECTLY TO THE PUBLIC. However, the investment objectives and policies of certain portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of the portfolios available under the Policy may be lower or higher than the investment results of such other (publicly available) portfolios. THERE CAN BE NO ASSURANCE, AND WE MAKE NO REPRESENTATION, THAT THE INVESTMENT RESULTS OF ANY OF THE PORTFOLIOS AVAILABLE UNDER THE POLICY WILL BE COMPARABLE TO THE INVESTMENT RESULTS OF ANY OTHER PORTFOLIO, EVEN IF THE OTHER PORTFOLIO HAS THE SAME INVESTMENT ADVISER OR MANAGER, THE SAME INVESTMENT OBJECTIVES AND POLICIES, AND A VERY SIMILAR NAME.

PLEASE READ THE PORTFOLIO PROSPECTUSES TO OBTAIN MORE COMPLETE INFORMATION REGARDING THE PORTFOLIOS. KEEP THESE PROSPECTUSES FOR FUTURE REFERENCE.

VOTING PORTFOLIO SHARES

Even though we are the legal owner of the portfolio shares held in the Subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as Owners instruct, so long as such action is required by law.

Before a vote of a portfolio's shareholders occurs, you will receive voting materials. We will ask you to instruct us on how to vote and to return your instructions to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of Accumulated Value you have in that portfolio (as of a date set by the portfolio).

If we do not receive voting instructions on time from some Owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should Federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under Federal regulation, we may disregard certain Owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to Owners advising you of the action and the reasons we took such action.

THE POLICY


PURCHASING A POLICY

To purchase a Policy, you must submit a completed application to us at our Home Office. You may also send the application to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with Southern Farm Bureau Fund Distributor, Inc., the principal underwriter for the Policy.

We determine the minimum Specified Amount benefit for a Policy based on the Insured's Attained Age when we issue the Policy. The minimum Specified Amount is $100,000, or the Specified Amount purchased by a single premium payment of at least $5,000.

Generally, the Policy is available for Insureds between Attained Ages 0-75 for standard non-tobacco and standard tobacco underwriting classes, 18-75 for preferred non-tobacco and tobacco underwriting classes. Starting at Specified Amounts of $250,000, we add a better underwriting class (super-preferred) for non-tobacco users only. We can provide you with details as to these underwriting standards when you apply for a Policy. We reserve the right to modify our underwriting requirements at any time. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

WHEN INSURANCE COVERAGE TAKES EFFECT

Any insurance we issue as a result of your application will not be effective until: (a) we deliver a Policy while the proposed Insureds are alive and a risk insurable; and (b) you pay the full first premium for that Policy. An earlier effective date will apply only as specified in the conditional receipt that accompanied your application, the terms of which provide as follows:

1. No insurance will become effective prior to delivery of the Policy unless and until each and every one of the following conditions have been fulfilled exactly:

      (a) If the proposed Insured is a tobacco user, the amount of payment taken with the application must be at least equal to the amount of the full first premium at preferred tobacco premium rate for the mode of payment selected in the application and for the amount of insurance which may become effective prior to delivery of the Policy;

      (b) If the proposed Insured is not a tobacco user, the amount of payment taken with the application must be at least equal to the amount of the full first premium at preferred or super preferred non-tobacco premium rate for the mode of payment selected in the application and for the amount of insurance which may become effective prior to delivery of the Policy;

      (c) All medical examinations, tests, x-rays, and electrocardiograms we require must be completed and received at the Home Office within 60 days from the date the application is completed;

      (d) On the Effective Date, as defined below, the Company at our Home Office must be satisfied that each proposed Insured in the application is a risk insurable by the Company at no greater than standard tobacco or standard non-tobacco premium rate under our rules, limits, and standards for the plan and the amount applied for without any modification either as to plan, amount, riders, or supplemental agreements; and

      (e) On the Effective Date the state of health and all factors, including tobacco usage, affecting the insurability of each proposed Insured must be as stated in the application.

2. Subject to the conditions of paragraph 1, insurance, as provided by the terms and conditions of the Policy applied for and in use on the Effective Date, but for an amount not exceeding that specified in paragraph 3, will become effective as of the Effective Date. "Effective Date," as used herein, is the latest of: (a) the date of completion of the application questions, or (b) the date of completion of all medical examinations, tests, x-rays, and electrocardiograms required by the Company, or (c) the date of issue, if any, requested in the application.

3. The total amount of insurance that may become effective on any proposed Insured shall not exceed $250,000 of life insurance.

4. If one or more of the conditions of paragraph 1 have not been fulfilled exactly, the Company shall have no liability except to return the applicable payment in exchange for the conditional receipt.

CANCELING A POLICY (FREE-LOOK RIGHT)

You may cancel a Policy during the free-look period by returning it to the Company, or to the agent who sold it. The free-look period generally expires 30 days after you receive the Policy, but this period will be longer if required by state law. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if we never issued it. Within seven calendar days after we receive the returned Policy, we will refund the greater of: (1) the premiums paid less withdrawals; or (2) the Accumulated Value on the Business Day we receive the returned Policy plus any charges we deducted.

OWNERSHIP RIGHTS

The Policy belongs to the Owner named in the application. The Owner may exercise all of the rights and options described in the Policy, subject to the rights of any assignee of record and any irrevocably designated beneficiary. The Owner is the Insured unless the application specifies a different person as the Owner. If the Owner dies before the Insured and no contingent Owner is named, then Ownership of the Policy will pass to the Owner's estate. The Owner may exercise certain rights described below.

SELECTING AND         -  You designate the beneficiary (the person to receive
CHANGING THE             the death proceeds when the Insured dies) in the
BENEFICIARY              application.

                      - If you designate more than one beneficiary, then each beneficiary shares equally in any death proceeds unless the beneficiary designation states otherwise.

                      - If the beneficiary dies before the Insured, then any contingent beneficiary becomes the beneficiary.

                      - If both the beneficiary and contingent beneficiary die before the Insured, then we will pay the death proceeds to the Owner or the Owner's estate once the Insured dies.

                      - Unless there is an irrevocable beneficiary, you can change the beneficiary by providing us with a written request while the Insured is living.

                      - The change in beneficiary is effective as of the date you sign the written request.

                      - We are not liable for any actions we take before we received the written request.


CHANGING THE          -  You may change the Owner by providing a written request
OWNER                    to us at any time while the Insured is alive.

                      - The change takes effect on the date you sign the written request.

                      - We are not liable for any actions we take before we received the written request.

                      - Changing the Owner does not automatically change the beneficiary and does not change the Insured.

                      - Changing the Owner may have tax consequences. You should consult a tax adviser before changing the Owner.

ASSIGNING THE         -  You may assign Policy rights while the Insured is alive
POLICY                   by submitting a written request to our Home Office.

                      - The Owner retains any ownership rights that are not assigned.

                      - The assignee may not change the Owner or the beneficiary, and may not elect or change an optional method of payment. We will pay any amount payable to the assignee in a lump sum.

                      -  We are not:

                         - bound by any assignment unless we receive a written
                           notice;

                         - responsible for the validity of any assignment; or

                         - liable for any payment we make before we received
                           written notice of the assignment and recorded it at the Home Office.

                      - Assigning the Policy may have tax consequences. See "Tax Treatment of Policy Benefits."


PREMIUMS


PREMIUM FLEXIBILITY

When you apply for a Policy, you may indicate your intention to pay certain scheduled premiums. However, you have flexibility to determine the frequency and the amount of the premiums you pay. You must send all premium payments to our Home Office or such other office as we may designate from time to time. You may not pay any premiums after the Policy's Maturity Date.

We have the right to limit or refund any premium if (1) the premium would disqualify the Policy as a life insurance contract under the Internal Revenue Code; (2) you make a payment less than $15; or (3) the premium exceeds the basic annual premium and results in an increase in the death benefit.

You can stop paying premiums at any time and your Policy will continue in force until the earlier of the Maturity Date, or the date when either (1) the Insured dies, or (2) the grace period ends without a sufficient payment (see "Lapse," below), or (3) we receive your written notice requesting a surrender of the Policy.

LAPSE. Under certain conditions, your Policy will enter into a 61-day grace period and possibly lapse:

   - During the first three Policy Years, the Policy will enter a grace period if on any Monthly Deduction Day the Net Accumulated Value is not enough to pay the next monthly deduction due.

   - After the first three Policy Years, your Policy will enter a 61-day grace period if the Net Surrender Value on any Monthly Deduction Day is not enough to pay the next monthly deduction due.

We will notify you when your Policy is in a grace period. If you do not make a sufficient payment before the end of the grace period, then your Policy will lapse. You may reinstate a lapsed Policy if you meet certain requirements. See "Policy Lapse and Reinstatement."

TAX-FREE EXCHANGES (1035 EXCHANGES). We may accept as all or part of your initial premium, money from another life insurance contract insuring the same Insured that qualified for a tax-free exchange under Section 1035 of the Internal Revenue Code, contingent upon receipt of the cash from that contract. If you contemplate such an exchange, you should consult a tax adviser to discuss the potential tax effects of such a transaction.

ALLOCATING PREMIUMS

When you apply for a Policy, you must instruct us to allocate your net premium to one or more Subaccounts and to the Declared Interest Option according to the following rules:

   - You must allocate at least 10% of each net premium to any Subaccount or the Declared Interest Option you select.

   - Allocation percentages must be in whole numbers and the sum of the percentages must equal 100%.

   - As long as your Policy is in force and has a positive Net Accumulated Value, you can change the allocation instructions for additional net premiums without charge by providing us with a signed, written notification on a form we deem acceptable. Any change in allocation instructions will be effective on the Business Day on or next following the date we receive the signed form at our Home Office.

Investment returns from amounts allocated to the Subaccounts will vary with the investment performance of these Subaccounts and will be reduced by Policy charges. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.

This paragraph and the next one following describe how we handle money you send us. For purposes of this description, the "POLICY SETTLE DATE" is the date when you have satisfied all administrative and underwriting requirements and we have received sufficient initial premium; and "POLICY ALLOCATION DATE" is the 35th day after the date we print the Policy for processing and mailing to your agent/registered representative, for delivery to you. The Policy settle date usually occurs before the Policy allocation date.

We will place any amounts we receive before the Policy settle date in a non-interest bearing suspense account until the Business Day on or next following the Policy settle date, at which time we will transfer net premiums from the suspense account to the Money Market Subaccount (I.E., the Subaccount investing in the Prime Reserve Portfolio). However, if the Policy settle date occurs on or after the Policy allocation date, we will allocate net premiums from the suspense account to the Subaccounts and the Declared Interest Option in accordance with the net premium allocation percentages shown in the application. We will also place any net premiums we receive on or after the Policy settle date but before the Policy allocation date in the Money Market Subaccount. On the Business Day on or next following the Policy allocation date, we will transfer all of the Accumulated Value in the Money Market Subaccount to the Subaccounts and the Declared Interest Option in accordance with your net premium allocation percentages shown on the application. We will allocate any net premiums received on or after the later of the Policy settle date and the Policy allocation date in accordance with your net premium allocation percentages shown on the application or any more recent written instructions. We will not count the transfers described above for purposes of calculating any transfer charge.

POLICY VALUES


  ACCUMULATED          -  serves as the starting point for calculating values
  VALUE                   under a Policy;

                       - equals the sum of all values in the Declared Interest Option and in each Subaccount;

                       - is determined as of the Policy Date and on each Business Day; and

                       - has no guaranteed minimum amount and may be more or less than premiums paid.

                       - NET ACCUMULATED VALUE equals the Accumulated Value minus any Indebtedness.

  NET SURRENDER VALUE

  The Net Surrender Value is the amount we pay to you when you surrender your Policy. We determine the Net Surrender Value at the end of the Valuation Period when we receive your written surrender request.

  NET SURRENDER        -  the Accumulated Value as of such date; MINUS
  VALUE ON ANY
  BUSINESS DAY         -  any surrender charges as of such date; MINUS
  EQUALS:
                       -  any outstanding Indebtedness.

  VARIABLE ACCUMULATED VALUE

  The Variable Accumulated Value is equal to the sum of the Accumulated Value in each Subaccount. At the end of any Valuation Period, a Subaccount's Accumulated Value is equal to the number of units that the Policy has in the Subaccount, multiplied by the unit value of that Subaccount.

  THE NUMBER OF        -  the initial units purchased at the unit value on the
  UNITS IN ANY            Business Day on or next following the Policy
  SUBACCOUNT ON           allocation date (see "Allocating Premiums" above);
  ANY BUSINESS            PLUS
  DAY EQUALS:
                       -  units purchased with additional net premiums; PLUS

                       - units purchased via transfers from another Subaccount or the Declared Interest Option; MINUS

                       -  units redeemed to pay for monthly deductions; MINUS

                       -  units redeemed to pay for partial withdrawals; MINUS

                       - units redeemed as part of a transfer to another Subaccount or the Declared Interest Option including transfers to secure Policy loans.

  Every time you allocate or transfer money to or from a Subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the transaction by the unit value for that Subaccount at the end of the Valuation Period.

  UNIT VALUE

  We determine a unit value for each Subaccount to reflect how investment performance affects the Policy values. Unit values will vary among Subaccounts. The unit value of each Subaccount was originally established at $10 per unit on the Business Day when the Subaccount first purchased portfolio shares. The unit value may increase or decrease from one Valuation Period to the next.

  THE UNIT VALUE       a) is:
  OF ANY SUBACCOUNT         1)  the value of the net assets of the Subaccount at
  AT THE END OF A               the end of the preceding Valuation Period; plus
  VALUATION PERIOD          2)  the investment income and capital gains,
  IS CALCULATED BY              realized or unrealized, credited to the net
  DIVIDING (a)                  assets of that Subaccount during the Valuation
  BY (b) WHERE:                 Period for which the unit value is being
                                determined; minus
                            3)  the capital losses, realized or unrealized,
                                charged against those net assets during the Valuation Period; minus
                            4)  any amount charged against the Subaccount for
                                taxes, or any amount set side during the Valuation Period by the Company as a provision for taxes attributable to the operation or maintenance of that Subaccount; minus
                            5)  the daily equivalent of the mortality and
                                expense risk charge.

                       b) is the number of units outstanding at the end of the preceding Valuation Period.

  DECLARED INTEREST OPTION ACCUMULATED VALUE

  On the Business Day on or next following the date premiums are allocated (see "Allocating Premiums" above), the Declared Interest Option Accumulated Value is equal to the amount allocated to the Declared Interest Option, less the portion of the first monthly deduction taken from the Declared Interest Option.

  THE DECLARED
  INTEREST OPTION      -  the Declared Interest Option Accumulated Value at the
  ACCUMULATED             end of the preceding Valuation Period; PLUS
  VALUE AT THE END
  OF ANY VALUATION     -  the total net premiums allocated to the Declared
  PERIOD EQUALS:          Interest Option since the end of the preceding
                          Valuation Period; PLUS

                       - any amounts transferred to the Declared Interest Option; PLUS

                       -  interest credited to the Declared Interest Option;
                          MINUS

                       -  amounts charged to pay for monthly deductions; MINUS

                       - amounts withdrawn or transferred from the Declared Interest Option.

CHARGES AND DEDUCTIONS


  We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

  SERVICES AND         -  the death benefit, cash and loan benefits under the
  BENEFITS WE             Policy
  PROVIDE:
                       -  investment options, including premium allocations

                       -  administering any elective options

                       -  distributing reports to Owners

  COSTS AND            -  costs associated with processing and underwriting
  EXPENSES WE             applications, issuing and administering the Policy
  INCUR:                  (including any riders)

                       - overhead and other expenses for providing services and benefits

                       -  sales and marketing expenses

                       - other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying Federal, state and local premium and other taxes and fees

  RISKS WE ASSUME:     -  that the cost of insurance charges we may deduct are
                          insufficient to meet our actual claims because
                          Insureds die sooner than we estimate

                       - that the costs of providing the services and benefits under the Policies exceed the charges we deduct

                       - investment risk associated with the Declared Interest Option

PREMIUM EXPENSE CHARGE

We deduct a premium expense charge from each premium payment to compensate us for Policy-related distribution expenses. We credit the remaining amount (the net premium) to your Accumulated Value according to your allocation instructions. We currently deduct 10% of premiums paid up to the basic annual premium in each Policy Year, and 3% of each premium paid in excess of the basic annual premium in each Policy Year. We may change the premium expense charge, but we guarantee that it will not exceed 12% of premiums paid.

MONTHLY DEDUCTION

We deduct a monthly deduction from the Accumulated Value on the Policy Date and on each Monthly Deduction Day. We will make deductions from each Subaccount and the Declared Interest Option on a pro-rata basis (I.E., in the same proportion that the value in each Subaccount and the Declared Interest Option (excluding amounts securing loans) bears to the total Accumulated Value (excluding amounts securing loans) on the Monthly Deduction Day). Because portions of the monthly deduction (such as the cost of insurance) can vary from month-to-month, the monthly deduction will also vary.

The monthly deduction has three components:

     -       a cost of insurance charge;

     -       a monthly Policy expense; and

     -       charges for any riders.

COST OF INSURANCE. We assess a monthly cost of insurance charge to compensate us for underwriting the death benefit. The charge depends on a number of variables (age, sex, underwriting class, and Specified Amount) that would cause it to vary from Policy to Policy and from Monthly Deduction Day to Monthly Deduction Day.

We calculate the cost of insurance charge separately for the initial Specified Amount and for any increase in Specified Amount. If we approve an increase in your Policy's Specified Amount, then a different underwriting class (and a different cost of insurance charge) may apply to the increase, based on the Insured's circumstances at the time of the increase.

  COST OF              (a)  is the monthly cost of insurance rate;
  INSURANCE
  CHARGE IS            (b)  is the death benefit, divided by 1.0032737, less the
  COMPUTED AS               Accumulated Value;
  (a) MULTIPLIED
  BY (b) DIVIDED       (c)  is 1,000; and
  BY (c), PLUS
  (d), WHERE:          (d)  is the cost of any flat extra premium shown on the
                            Policy schedule page for any Specified Amount, times that Specified Amount divided by 1,000.

We base the cost of insurance rates on the Insured's Attained Age, sex, underwriting class, Specified Amount, and the duration of the Policy from issue or from Specified Amount increase. The actual monthly cost of insurance rates are based on our expectations as to future mortality experience. The rates will never be greater than the guaranteed amount stated in your Policy. These guaranteed rates are based on the 1980 Commissioners' Standard Ordinary (C.S.O.) Smoker and Nonsmoker Mortality Tables and the Insured's age and underwriting class. For standard underwriting classes, these guaranteed rates will never be greater than the rates in the 1980 C.S.O. tables.

MONTHLY POLICY EXPENSE CHARGE. Each month we deduct a $6 monthly Policy expense charge to compensate us for expenses such as record keeping, processing death benefit claims and Policy changes, and overhead costs. We may increase this charge to a maximum of $10 per month.

CHARGES FOR RIDERS. The monthly deduction includes charges for any supplemental insurance benefits you add to your Policy by rider. See "Supplemental Benefits and Riders."

MORTALITY AND EXPENSE RISK CHARGE

We deduct a daily charge from each Subaccount (not the Declared Interest Option) to compensate us for certain mortality and expense risks we assume. The mortality risk is that an Insured will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy. This charge is equal to:

     -       the assets in each Subaccount, MULTIPLIED BY

     - 0.0028618%, which is the daily portion of the annual mortality and expense risk charge rate of 1.05% during all Policy Years.

We will not increase this charge. If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge and may use such profits for any lawful purpose including covering distribution expenses.

SURRENDER AND WITHDRAWAL CHARGES

SURRENDER CHARGES. If you fully surrender your Policy (or it lapses) during the first 10 Policy Years, we deduct surrender charges from your Accumulated Value and pay the remaining amount (less any outstanding Indebtedness) to you. The payment you receive is called the Net Surrender Value. Additional 10-year surrender charges are associated with each Specified Amount increase. We calculate the surrender charges as a percentage of an amount equal to the basic annual premium as follows:

                                             SURRENDER CHARGE AS A PERCENTAGE OF
                      POLICY YEAR                    BASIC ANNUAL PREMIUM
                           1                                 50%
                           2                                 45%
                           3                                 40%
                           4                                 35%
                           5                                 30%
                           6                                 25%
                           7                                 20%
                           8                                 15%
                           9                                 10%
                          10                                  5%
                          11+                                 0%

WITHDRAWAL CHARGE. You may request a partial withdrawal from your Accumulated Value. For each withdrawal, we will deduct from the amount withdrawn a fee equal to the lesser of $25 or 2% of the amount withdrawn.

TRANSFER CHARGE

     - We currently allow you to make 12 transfers each Policy Year free of charge.

     - We may currently charge $25 for the 13th and each additional transfer among the Subaccounts and Declared Interest Option during a Policy Year. We will not increase this charge above $40.

     - For purposes of assessing the transfer charge, each written or telephone request is considered to be one transfer, regardless of the number of Subaccounts (or Declared Interest Option) affected by the transfer.

     -       We deduct the transfer charge from the amount being transferred.

     - Transfers we effect to reallocate amounts on and prior to the Policy allocation date (see "Allocating Premiums"), and transfers due to dollar cost averaging, asset rebalancing, or loans, do NOT count as transfers for the purpose of assessing this charge.

PORTFOLIO EXPENSES

The value of the net assets of each Subaccount reflects the investment advisory (management) fees and other expenses incurred by the corresponding portfolio in which the Subaccount invests. For further information, see the portfolios' prospectuses and the Annual Portfolio Operating Expenses table included in the Summary of this prospectus.

DEATH BENEFIT


DEATH PROCEEDS

As long as the Policy is in force, we will pay the death proceeds to the primary beneficiary or a contingent beneficiary once we receive satisfactory proof of the Insured's death and after any necessary claims requirements or investigations are completed. We may require you to return the Policy. If the beneficiary dies before the Insured and there is no contingent beneficiary, we will pay the death proceeds to the Owner or the Owner's estate. We will pay the death proceeds in a lump sum or under a payment option. See "Payment Options."


  DEATH PROCEEDS       -  the death benefit (described below);  PLUS
  EQUAL:
                       -  premiums paid after the date of death; MINUS

                       -  any past due monthly deductions; MINUS

                       -  any outstanding Indebtedness on the date of death.

If all or part of the death proceeds are paid in one sum, we will pay interest on this sum as required by applicable state law from the date we receive due proof of the Insured's death to the date we make payment.

An increase in the Specified Amount will increase the death benefit and a decrease in the Specified Amount will decrease the death benefit.

We may further adjust the amount of the death proceeds under certain circumstances. See "Our Right to Contest the Policy," and "Misstatement of Age or Sex."

DEATH BENEFIT


  THE DEATH BENEFIT IS THE   -  the Specified Amount on the Insured's date of
  GREATER OF:                   death; OR

                             - the Accumulated Value on the Insured's date of death multiplied by the applicable death benefit factor for the Insured's Attained Age, gender, and underwriting classification from the Table of Death Benefit Factors in Appendix B.

Your death benefit does not change unless the death benefit factor multiplied by the Accumulated Value is greater than the Specified Amount. Then the death benefit will vary as the Accumulated Value varies.

CHANGING THE SPECIFIED AMOUNT

You select the Specified Amount when you apply for the Policy. You may change the Specified Amount at any time after the end of the first Policy Year, subject to the conditions described below. We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Internal Revenue Code. Changing the Specified Amount may have tax consequences and you should consult a tax advisor before doing so.

        INCREASING THE SPECIFIED AMOUNT

               - You may increase the Specified Amount before the Insured reaches age 75 by submitting a written request and providing evidence of insurability satisfactory to us. The increase will be effective on the next Monthly Deduction Day after we approve the increase request.

               -     The minimum increase is $100,000.

               - Increasing the Specified Amount will result in additional surrender charges that last for 10 years.

               - A different cost of insurance charge may apply to the increase in Specified Amount, based on the Insured's circumstances at the time of the increase.

               - You must pay premium sufficient for the first month's cost of insurance after deduction of all applicable expense charges, or the Policy must have enough Accumulated Value to deduct such cost of insurance.

        DECREASING THE SPECIFIED AMOUNT

               - You must submit a written request to decrease the Specified Amount.

               - You may not decrease the Specified Amount below the minimum Specified Amount shown on the Policy schedule page.

               - Any decrease will be effective on the next Monthly Deduction Day after we process your written request.

               - For purposes of determining the cost of insurance charge, any decrease will first be used to reduce the most recent increase, then the next most recent increases in succession, and then the initial Specified Amount.

               - Decreasing the Specified Amount will not affect the surrender charges.

SURRENDERS AND PARTIAL WITHDRAWALS


SURRENDERS

     - You may make a written request to surrender your Policy for its Net Surrender Value as calculated at the end of the Business Day when we receive your request. A surrender may have tax consequences. See "Tax Treatment of Policy Benefits."

     - The Insured must be alive and the Policy must be in force when you make your written request. A surrender is effective as of the date when we receive your written request. We may require that you return the Policy.

     - If you surrender your Policy during the first 10 Policy Years (or during the first 10 years after an increase in the Specified Amount), you will incur surrender charges. See "Charges and Deductions -- Surrender and Withdrawal Charges."

     - Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.

     - We will usually pay you the Net Surrender Value in a lump sum within seven days unless you request other arrangements. See "Other Policy Information - Payment of Policy Benefits."

WITHDRAWALS

Prior to the maturity date while the Insured is alive, you may request to withdraw a portion of your Net Surrender Value subject to certain conditions.

     - You must: (1) make your request in writing, and (2) request at least $500.

     - You may not withdraw an amount that would leave a Net Surrender Value of less than $5,000.

     - For each withdrawal, we deduct (from the amount withdrawn) a fee equal to the lesser of $25 or 2% of the amount withdrawn. See "Charges and Deductions -- Surrender and Withdrawal Charges."

     - You can specify the Subaccount(s) and Declared Interest Option from which to make the withdrawal; otherwise we will deduct the amount (including any fee) from the Subaccounts and the Declared Interest Option on a pro-rata basis (that is, according to the percentage of Accumulated Value contained in each Subaccount and the Declared Interest Option).

     - We will process the withdrawal at the unit values next determined after we receive your request.

     - We generally will pay a withdrawal request from the Subaccounts within seven days after the Business Day when we receive the request. We reserve the right to defer any withdrawals from the Declared Interest Option for up to six months (or any shorter period required by law).

     - Withdrawals may have tax consequences. See "Tax Treatment of Policy Benefits."



TRANSFERS


You may make an unlimited number of transfers in any Policy Year from the Subaccounts or from the Declared Interest Option. We determine the amount you have available for transfers at the end of the Valuation Period when we receive your transfer request. The following features apply to transfers under the
Policy:

     - You may request transfers in writing (in a form we accept), or by telephone.

     - You must transfer at least $100, or, if less, the total Accumulated Value in the Subaccount or Declared Interest Option (less amounts securing Policy loans).

     - You may not transfer more than 50% of the Net Accumulated Value in the Declared Interest Option on any day unless the balance following the transfer would be less than $1,000, in which case you may transfer the full Net Accumulated Value in the Declared Interest Option (less amounts securing Policy loans).

     - We may currently deduct a $25 charge from the amount transferred for the 13th and each additional transfer in a Policy Year. We may increase this charge up to $40. Transfers we effect from the Declared Interest Option, and transfers resulting from loans, dollar cost averaging, and asset rebalancing are NOT treated as transfers for purposes of the transfer charge.

     - We consider each written or telephone request to be a single transfer, regardless of the number of Subaccounts (or Declared Interest Option) involved. We will treat all transfer requests received during the same Valuation Period as a single request.

Your may request telephone transfer privileges in your Policy application. The telephone transfer privileges allow you to give authority to any person to make telephone transfers. To make a telephone transfer, you may call 1-866-288-2172.

Please note the following regarding telephone transfers:

     - We are not liable for any claim, loss, damage, liability, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.

     - We will employ reasonable procedures to confirm that telephone instructions are genuine, including requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you. If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

The corresponding portfolio of any Subaccount determines its net asset value per share once daily, as of the close of the regular business session of the New York Stock Exchange ("NYSE") (usually 4:00 p.m. Eastern time), which coincides with the end of each Valuation Period. Therefore, we will process any transfer request we receive after the close of the regular business session of the NYSE, using the net asset value for each share of the applicable portfolio determined as of the close of the next regular business session of the NYSE.

DOLLAR COST AVERAGING

You may elect to participate in a dollar cost averaging program whereby you periodically transfer a specified amount among the Subaccounts or the Declared Interest Option. Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the Subaccounts or Declared Interest Option over a period of time, allowing you to potentially reduce the risk of investing most of your premium into the Subaccounts at a time when prices are high. We do not assure the success of this strategy and the success depends on market trends. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.

To participate in dollar cost averaging, you must place at least $1,000 in the Money Market Subaccount (I.E., the "source account"). Each month, we will automatically transfer equal amounts (minimum $100) from the source account to your designated "target accounts." You may have multiple target accounts.

There is no charge for dollar cost averaging. A transfer under this program is NOT considered a transfer for purposes of assessing the transfer charge. The following rules apply to the dollar cost averaging program:

     -       The minimum amount of each transfer is $100.

     - The maximum number of Subaccounts you may select at any one time is 10, plus the Declared Interest Option.

     - You select the date to begin this program and it will occur on the same date each month, or on the next Business Day.

     - We will terminate this option upon your request, or if the money in the source account is inadequate, or if you elect to participate in the asset rebalancing program.

We may modify, suspend, or discontinue the dollar cost averaging program at any time.

ASSET REBALANCING PROGRAM

We also offer an asset rebalancing program under which we will automatically reallocate your Accumulated Value among the Subaccounts and the Declared Interest Option each year to return your

Accumulated Value to your most recent premium allocation percentages. Over time, this method of investing may help you buy low and sell high. The asset rebalancing program does not guarantee gains, nor does it assure that any Subaccount will not have losses.

The following rules apply to the asset rebalancing program:

     - The maximum number of Subaccounts you may select at any one time is 10, plus the Declared Interest Option.

     - Rebalancing will occur on the fifth Business Day of the month following your Policy anniversary.

     - You cannot use asset rebalancing in combination with dollar cost averaging.

     - There is no charge for the asset rebalancing program. Any reallocation which occurs under the asset rebalancing program will NOT be counted towards the 12 free transfers allowed during each Policy Year.

We may modify, suspend, or discontinue the asset rebalancing program at any time.

LOANS


While the Policy is in force, you may borrow money from us using the Policy as the only collateral for the loan. A loan that is taken from, or secured by, a Policy may have tax consequences.

LOAN CONDITIONS

     - You must request a loan in writing (in a form that is acceptable to us).

     -       The MAXIMUM LOAN you may take is the Surrender Value.

     - To secure the loan, we segregate an amount equal to the loan in the Declared Interest Option. These amounts may earn less interest than other amounts in the Declared Interest Option.

     - We normally pay the amount of the loan within seven days after we receive a proper loan request. We may postpone payment of loans under certain conditions.

     - We charge you an annual interest rate of 8.00% on your loan. Interest is due and payable in arrears on each Policy anniversary. Unpaid interest becomes part of the outstanding loan and accrues additional interest if it is not paid when due.

     - You may repay all or part of your Indebtedness at any time. The payment must be clearly marked as "loan repayments" or they will be credited as premiums if they meet minimum premium requirements.

     - Upon each loan repayment, the portion of the Accumulated Value in the Declared Interest Option securing the repaid portion of the loan will no longer be segregated within the Declared Interest Option, but will be transferred to each Subaccount or remain in the Declared Interest Option in proportion to the values of the Policy in each Subaccount and the Declared Interest Option (excluding amounts securing loans).

     - We deduct any Indebtedness from the Accumulated Value upon surrender, and from the death proceeds payable on the Insured's death.

     - If your Indebtedness equals or exceeds the Accumulated Value less any applicable surrender charge (thereby reducing the Net Surrender Value to zero), then your Policy will enter a grace period. See "Policy Lapse and Reinstatement."

EFFECT OF POLICY LOANS

A loan affects the Policy, because the death proceeds and Net Surrender Value include reductions for the amount of any Indebtedness. Repaying a loan causes the death benefit and Net Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we segregate an amount equal to the loan in the Declared Interest Option. This amount is not affected by the Subaccounts' investment performance and may not be credited with the same interest rates accruing on the Declared Interest Option.

There are risks involved in taking a loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. If the Policy is a "modified endowment contract" (see "Federal Tax Considerations"), then a loan will be treated as a withdrawal for Federal income tax purposes. A loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding.

We will notify you if the sum of your Indebtedness is more than the Accumulated Value less any applicable surrender charges. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse. See "Policy Lapse and Reinstatement."

POLICY LAPSE AND REINSTATEMENT


LAPSE

If your Policy enters into a grace period, we will mail a notice to your last known address. The 61-day grace period begins on the date of the notice. The notice will specify the minimum payment required and the final date by which we must receive the payment to keep the Policy from lapsing. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate and you will receive no benefits.

REINSTATEMENT

Unless you have surrendered your Policy for its Net Surrender Value, you may reinstate a lapsed Policy at any time within 5 years after the end of the grace period (and prior to the Maturity Date) by submitting all of the following items to us at our Home Office:

              1.     a written notice requesting reinstatement;

              2.     evidence of insurability we deem satisfactory;

              3.     payment or reinstatement of any Indebtedness;

              4. payment of enough premium to keep the Policy in force for at least 3 months; and

              5. payment of the cost of insurance for the 61-day grace period that was in effect prior to termination of the Policy.

The effective date of reinstatement will be the first Monthly Deduction Day on or next following the date we approve your application for reinstatement. We reserve the right to decline a reinstatement request.

FEDERAL TAX CONSIDERATIONS


The following summarizes some of the basic Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

TAX STATUS OF THE POLICY. A Policy must satisfy certain requirements set forth in the Internal Revenue Code ("Code") in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts. The manner in which these requirements are to be applied to certain innovative features of the Policy are not directly addressed by the Code, and/or there is limited guidance as to how these requirements are to be applied. Nevertheless, we believe that a Policy should generally satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of such requirements to the Policy. There is more uncertainty with respect to Policies issued on a substandard premium class basis. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the Separate Account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility to allocate premiums and

Accumulated Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over Separate Account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the Separate Account assets supporting the Policy.

In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the Separate Account, through the Portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL. We believe that the death benefit under a Policy should be excludible from the beneficiary's gross income. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. You should consult a tax advisor on these consequences.

Generally, you will not be deemed to be in constructive receipt of the Accumulated Value until there is a distribution. Please consult a tax advisor on these consequences. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (E.G., by assignment), then the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract." Moreover, if a loan from a Policy that is not a MEC is outstanding when the Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly.

MODIFIED ENDOWMENT CONTRACTS. Under the Code, certain life insurance contracts are classified as "Modified Endowment Contracts" ("MECs") and receive less favorable tax treatment than other life insurance contracts. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven contract years. Certain changes in a contract after it is issued could also cause it to be classified as a MEC. Due to the Policy's flexibility, each Policy's circumstances will determine whether the Policy is classified as a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

DISTRIBUTIONS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as MECs are subject to the following tax rules:

     - All distributions other than death benefits from a MEC, including distributions upon surrender and withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned Accumulated Value immediately before the distribution plus prior distributions over the Owner's total investment in the Policy at that time. They will be treated as tax-free recovery of the Owner's investment in the Policy only after all such excess has been distributed. "Total investment in the Policy" means the aggregate amount of any premiums or other considerations paid for a Policy, plus any previously taxed distributions.

     - Loans taken from such a Policy (or secured by such a Policy, E.G., by assignment) are treated as distributions and taxed accordingly.

     - A 10% additional income tax penalty is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

     - If a Policy becomes a MEC, distributions that occur during the Policy Year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

DISTRIBUTIONS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, there is some uncertainty as to the tax treatment of any preferred loan under a Policy that is not a MEC and you should consult a tax advisor on this point.

Finally, neither distributions from nor loans from (or secured by) a Policy that is not a MEC are subject to the 10% additional tax.

DEDUCTIBILITY OF POLICY LOAN INTEREST. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

MULTIPLE POLICIES. All MECs that we issue (or that our affiliates issue) to the same Owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.

BUSINESS USES OF THE POLICY. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement.

POSSIBLE TAX LAW CHANGES. While the likelihood of legislative or other changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). Consult a tax advisor with respect to legislative developments and their effect on the Policy.

POSSIBLE CHARGES FOR OUR TAXES. At the present time, we make no charge for any Federal, state or local taxes that may be attributable to the Subaccounts or to the Policy. We reserve the right to impose charges for any future taxes or economic burden we may incur.

OTHER POLICY INFORMATION


PAYMENT OF POLICY BENEFITS

If the Insured is alive on the maturity date, we will pay you the Accumulated Value less any Indebtedness and unpaid monthly deductions. We will generally make payment within seven days of the maturity date. Insurance coverage under the Policy will then end.

We usually pay the amounts of any surrender, withdrawal, death benefit, or payment options within seven days after we receive all applicable written notices and/or due proofs of death, and any other information we deem necessary. However, we can postpone such payments if:

     - the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the Securities and Exchange Commission (SEC); OR

     - the SEC permits, by an order or less formal interpretation (E.G., no-action letter), the postponement of any payment for the protection of Owners; OR

     - the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

We have the right to defer payment of amounts from the Declared Interest Option (other than death proceeds) for up to six months.

If you have submitted a recent check or draft, then we have the right to defer payment of surrenders, withdrawals, death benefit proceeds, or payments under a payment option until such check or draft has been honored.

PAYMENT OPTIONS. You may choose to have the proceeds of this Policy paid under a payment option described below, or in any other manner we agree to. None of these payment options vary with the investment performance of a separate account because they are all forms of fixed-benefit annuities. After the Insured's death, the beneficiary may choose an option if you had not done so before the Insured's death. If no payment option is chosen, we will pay the proceeds in ONE sum. We may also pay the proceeds in one sum if: (1) the proceeds are less than $2,000; (2) periodic payments are less than $20; or (3) the payee is an assignee, estate, trustee, partnership, corporation, or association.

We currently offer the following payment option choices:

Interest Income              The proceeds are left with us and we will pay
                             interest on the proceeds every 1, 3, 6, or 12 months as the payee chooses. We determine the rate of interest.

                             The payee may withdraw all or part of the proceeds at any time.

Income for a Fixed Term      We will pay the proceeds in equal installments for
                             a fixed term of years.

Life Income with Term        We will pay the proceeds in equal installments for
Certain                      as long as the payee lives, but for not less than a
                             term certain. You or the payee may choose one of the terms certain shown in the payment option tables in your Policy.

Income for Fixed Amount      We will pay the proceeds in equal installments of a
                             specified amount. We will continue such payments until we have paid out all proceeds plus interest.

Joint and Two-Thirds to      We will pay the proceeds in equal monthly
Survivor Monthly Life        installments for as long as two joint payees live.
Income                       When one payee dies, we will pay installments of
                             two-thirds of the first installment to the surviving payee. Payments will end when the surviving payee dies.


OUR RIGHT TO CONTEST THE POLICY

In issuing this Policy, we rely on all statements made by or for you and/or the Insured in the application or in a supplemental application or application for reinstatement. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy.

We cannot contest the validity of the Policy after the Policy has been in force during the Insured's lifetime for two years after:

           (a)    the Policy Date;

           (b) the effective date of any increase in the Specified Amount (and then only for the increased amount); or

           (c)    the effective date of any reinstatement.

SUICIDE EXCLUSION

If the Insured commits suicide, while sane or insane, within two years of the Policy Date or within two years after the effective date of a reinstatement of a Policy, the Policy will terminate and our liability is limited to the Net Accumulated Value.

If the Insured commits suicide, while sane or insane, within two years from the effective date of any increase in the Specified Amount, then the Policy will terminate and our liability for the amount of increase will be limited to the cost of insurance for the increase.

Certain states may require suicide exclusion provisions that differ from those stated here.

MISSTATEMENT OF AGE OR SEX

If the Insured's age or sex was stated incorrectly in the application, we will adjust the death proceeds to the amount that would have been payable at the correct age and sex based on the most recent deduction for cost of insurance.

MODIFYING THE POLICY

Any modification or waiver of our rights or requirements under the Policy must be in writing and signed by our president, a vice president, our secretary, or one of our officers. No agent may bind us by making any promise not contained in the Policy.

Upon notice to you, we may modify the Policy:

     - to conform the Policy, our operations, or the Separate Account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our Company or the Separate Account is subject; or

     - to assure continued qualification of the Policy as a life insurance contract under the Federal tax laws; or

     -       to reflect a change in the Separate Account's operation.

If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we reserve the right to amend the provision to conform with such laws.

REPORTS TO OWNERS

At least once each year, or more often as required by law, we will mail to Owners at their last known address a report showing the following information as of the end of the report period:

     -       the current Accumulated Value

     -       the current Net Surrender Value

     -       the current death benefit

     -       the current amount of Indebtedness

     - any activity since the last report (E.G., premiums paid, withdrawals, deductions, loans or loan repayments, and other transactions)

     -       any other information required by law

RECORDS

We will maintain all records relating to the Separate Account and the Declared Interest Option at our Home Office.

POLICY TERMINATION

Your Policy will terminate on the earliest of:

             -      the Maturity Date;

             -      the end of the grace period without a sufficient payment;

             -      the date the Insured dies;

             -      the date you surrender the Policy; or

             -      the date you request that the Policy be canceled.

SUPPLEMENTAL BENEFITS AND RIDERS

The following supplemental benefits and riders currently are available under the Policy. We deduct any charges for these benefits and riders from Accumulated Value as part of the monthly deduction. The benefits and riders available provide fixed benefits that do not vary with the investment performance of the Separate Account. You may elect to add one or more of the riders listed below at any time, subject to certain limitations. We may require underwriting for certain riders. Your agent can help you determine whether certain of the riders are suitable for you. Please contact us for further details on these supplemental benefits and riders.

CHILDREN'S TERM RIDER - Provides term insurance on each of the Insured's children (biological, legally adopted, or stepchild) who has not reached age 19 by the effective date of the rider. Coverage is provided until the earlier of the child attaining age 25 or the Insured attaining age 65. The rider proceeds are the Children's Term Rider Specified Amount in force on the date of the child's death (shown on Policy schedule page), less any cost of insurance due and unpaid at the child's death. We pay the rider proceeds in a lump sum (or other arrangement we agree to) to the Owner, or if the Owner is not surviving, to the child's estate. Your Policy schedule page will show the cost of insurance for this rider and we will include such cost of insurance in the monthly deduction.

WAIVER OF MONTHLY DEDUCTIONS AGREEMENT - We will waive the monthly deduction once we receive due proof of the Insured's total disability. A total disability must: result from bodily injury or disease; begin while the agreement is in force; exist continuously for at least six consecutive months; and prevent the Insured from engaging in any occupation for which he or she is reasonably qualified by education, training, or experience. Your Policy schedule page will show the cost of insurance rate for this agreement and we will include such cost of insurance in the monthly deduction.

ACCELERATED DEATH BENEFIT RIDER - Allows the Insured to acquire a portion of the death benefit in the event of a terminal illness. A "terminal illness" is a non-correctable medical condition that is expected to result in the Insured's death within 12 months. The accelerated death benefit is payable in a lump sum or over a 12-month period. There is an administrative fee for the accelerated payout.

PERFORMANCE DATA


In order to demonstrate how the actual investment performance of the portfolios could have affected the death benefit, Accumulated Value and Net Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment performance of each portfolio since its inception. THESE HYPOTHETICAL ILLUSTRATIONS ARE DESIGNED TO SHOW THE PERFORMANCE THAT COULD HAVE RESULTED IF THE POLICY HAD BEEN IN EXISTENCE DURING THE PERIOD ILLUSTRATED AND ARE NOT INDICATIVE OF FUTURE PERFORMANCE.

The values we illustrate for death benefit, Accumulated Value and Net Surrender Value take into account all applicable charges and deductions from the Policy (current and guaranteed), the Separate Account and the portfolios. We have not deducted premium taxes or charges for any riders. These charges would lower the performance figures significantly if reflected.


ADDITIONAL INFORMATION


SALE OF THE POLICIES

The Company will offer the Policy to the public on a continuous basis. We do not anticipate discontinuing the offering of the Policy, but reserve the right to do so. Applications for the Policy are solicited by agents, who in addition to being licensed by applicable state insurance authorities to sell variable life insurance policies for the Company, are also registered representatives of Southern Farm Bureau Fund Distributor, Inc. ("SFB Fund Distributor") the principal underwriter for the Policies, or registered representatives of a broker-dealer having a selling agreement with SFB Fund Distributor, or registered representatives of a broker-dealer having a selling agreement with these broker-dealers. SFB Fund Distributor is located at 1401 Livingston Lane, Jackson, Mississippi 39213, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. Although the Company decides the insurance underwriting, the determination of underwriting class, and whether to accept or reject an application, SFB Fund Distributor also may reject an application if the Policy applied for is unsuitable.

During the first 10 Policy Years, the Company may pay broker-dealers with selling agreements a maximum sales commission equal to 10% of premiums paid up to the basic annual premium, and 3% of premiums paid in excess of that amount. During subsequent Policy Years, the maximum sales commission will be 8% of premiums paid up to the basic annual premium, and 3% of premiums paid in excess of that amount. The Company also may pay production incentive bonuses of up to 10% of premiums paid up to the basic annual premium, agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges under the Policy that are not described under "Charges and Deductions."

Under the Public Disclosure Program, NASD Regulation ("NASDR") provides certain information regarding the disciplinary history of NASD member broker-dealers and their associated persons in response to written, electronic or telephonic inquiries. NASDR's toll-free Public Disclosure Program Hotline telephone number is 1-800-289-9999 and their Website address is www.nasdr.com. An investor brochure that includes information describing the Public Disclosure Program is available from NASDR.

LEGAL MATTERS

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to the Policy under the Federal securities laws. Joseph A. Purvis, Vice President and General Counsel and Secretary of Southern Farm Bureau Life Insurance Company, has provided advice on certain matters relating to the laws of Mississippi regarding the Policy and our issuance of the Policy.

LEGAL PROCEEDINGS

The Company, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the Company or the Separate Account.

FINANCIAL STATEMENTS

This prospectus does not include financial statements of the Separate Account because, as of the date of this prospectus, the Separate Account had not yet commenced operations, had no assets, and had incurred no liabilities. The Company's financial statements appear at the end of this prospectus. The audited statutory statements of admitted assets, liabilities and stockholders' equity of the Company as of December 31, 2000 and 1999, and the related statutory statements of earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000, as well as the related financial statement schedules as of December 31, 2000 for each of the three years in the period then ended have been audited by KPMG LLP, independent accountants, whose reports thereon is set forth elsewhere herein. Such financial statements and schedules are included in this prospectus in reliance upon such report given upon the authority of KPMG LLP as experts in accounting and auditing. You should distinguish the Company's financial statements from the Separate Account's financial statements (when available), and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies. [Financial Statements to be added by amendment]

EXPERTS

The financial statements have been included in this prospectus in reliance on the reports of KPMG LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. Actuarial matters included in the prospectus have been examined by Kenneth P. Johnston, FSA, Vice President - Product Development of the Company, as stated in his opinion filed as an exhibit to the Registration Statement.

EXECUTIVE OFFICERS AND DIRECTORS

The Company is governed by a board of directors. The following tables set forth the name, address, and principal occupation during the past 5 years of each of our executive officers and directors. Unless noted otherwise, each person's address is Southern Farm Bureau Life Insurance Company, 1401 Livingston Lane, Jackson, Mississippi 39213.

                     BOARD OF DIRECTORS AND SENIOR OFFICERS

             NAME                     POSITION WITH SOUTHERN FARM BUREAU              PRINCIPAL OCCUPATION DURING
                                                                                              PAST 5 YEARS
  Bobby P. Waters                 Executive Vice President, Chief Executive         Insurance Company Executive
                                  Officer [Principal Executive Officer]

  Laurence E. Favreau             Senior Vice President, Chief Financial            Insurance Company Executive
                                  Officer [Principal Financial Officer]
                                  [Principal Accounting Officer]

  Gino Gianfrancesco              Senior Vice President, Marketing                  Insurance Company Executive

  J. Joseph Stroble               Senior Vice President, Policy                     Insurance Company Executive
                                  Administration and Assistant Secretary

  Joseph A. Purvis                Vice President, General Counsel and               Insurance Company Executive
                                  Secretary

  Carl B. Loop, Jr.               President and Chairman of the Board               Farmer

  Wayne Dollar                    First Vice President and Director                 Farmer

  Ronald R. Anderson              Director                                          Farmer

  Donald Childs                   Director                                          Farmer

  Marshall Coyle                  Director                                          Farmer

  Kenneth Dierschke               Director                                          Farmer

  Ben M. Gramling, II             Director                                          Farmer

  Bruce L. Hiatt                  Director                                          Farmer

  David Hillman                   Director                                          Farmer

  Kenneth M. Middleton, II        Director                                          Farmer

  Bryan Mitchell                  Director                                          Farmer

  Sam Moore                       Director                                          Farmer

  Donald Patman                   Director                                          Farmer

  Wayne F. Pryor                  Director                                          Farmer

  Stanley E. Reed                 Director                                          Farmer

  Rick Roth                       Director                                          Farmer

  David Waide                     Director                                          Farmer

  David M. Winkles, Jr.           Director                                          Farmer

  Larry B. Wooten                 Director                                          Farmer

  J. M. Wright, Jr.               Director                                          Farmer

We hold the Separate Account's assets physically segregated and apart from the general account. We maintain records of all purchases and sales of portfolio shares by each of the Subaccounts. Federal Insurance Company has issued a fidelity bond in the amount of $5 million covering our officers and employees.

                                   APPENDIX A
                                  ILLUSTRATIONS
================================================================================


The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, Accumulated Value, and Surrender Value under a Policy covering a male or female Insured of age 35 on the Policy Date in standard tobacco or standard non-tobacco underwriting classes, would change over time if the scheduled premiums were paid and the return on the assets in the Subaccounts were a uniform gross annual rate (before any expenses) of 0%, 5% or 10%. The tables also show how the Policy would operate if premiums accumulated at 5% interest. The tables illustrate Policy values that would result based on assumptions that the premiums indicated are paid, there is no increase in the Specified Amount, and there are no withdrawals or Policy loans. The values under the Policy will be different from those shown even if the returns averaged 0%, 5% or 10%, but fluctuated over and under those averages throughout the years shown.

THE HYPOTHETICAL INVESTMENT RETURNS ARE PROVIDED ONLY TO ILLUSTRATE THE MECHANICS OF A HYPOTHETICAL POLICY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return. The actual return on your Policy Value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy's monthly charges, the portfolios' expense ratios, and your Policy loan and withdrawal history.

The illustrations assume that the assets in the portfolios are subject to an annual expense ratio of 0.70% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the portfolios for the last fiscal year and takes into account current expense reimbursement arrangements. For information on the portfolios' management fees and expenses see the Annual Portfolio Operating Expenses table in the "Policy Summary -- Charges and Deductions" section of this prospectus, and see the portfolios' prospectuses.

Separate illustrations on each of the following pages reflect our current premium expense charge and cost of insurance charge and the higher guaranteed maximum premium expense charge and cost of insurance charge that we have the contractual right to charge. The illustrations assume no charges for Federal or state taxes or charges for supplemental benefits.

After deducting portfolio expenses and mortality and expense risk charges, the illustrated gross annual investment rates of return of 0%, 5% and 10% would correspond to approximate net annual rates for the Separate Account of -1.75%, 3.25% and 8.25%, respectively.

The illustrations are based on our sex distinct premium rates for tobacco and non-tobacco underwriting classes. Upon request, we will furnish a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those shown in the following illustration.

                ADJUSTABLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                          MALE AGE 35 AT LAST BIRTHDAY

              INITIAL SPECIFIED AMOUNT $100,000-ANNUAL PREMIUM $540

                            NON-TOBACCO PREMIUM CLASS

                                         0% ASSUMED HYPOTHETICAL GROSS RETURN          5% ASSUMED HYPOTHETICAL GROSS RETURN
                                                  CURRENT ASSUMPTIONS                           CURRENT ASSUMPTIONS
                                     ---------------------------------------------  -------------------------------------------
                  PREMIUMS
END OF POLICY     ACCUMULATED AT 5%     ACCUMULATED      SURRENDER       DEATH        ACCUMULATED      SURRENDER       DEATH
YEAR              PER YEAR                 VALUE           VALUE        BENEFIT          VALUE           VALUE        BENEFIT
            1           567.00               282              48        100,000            301              67        100,000
            2          1,162.35              560             349        100,000            613             402        100,000
            3          1,787.47              833             645        100,000            935             747        100,000
            4          2,443.84            1,102             938        100,000          1,268           1,104        100,000
            5          3,133.03            1,366           1,225        100,000          1,612           1,472        100,000
            6          3,856.68            1,626           1,509        100,000          1,968           1,851        100,000
            7          4,616.52            1,882           1,788        100,000          2,336           2,242        100,000
            8          5,414.34            2,134           2,063        100,000          2,717           2,646        100,000
            9          6,252.06            2,381           2,335        100,000          3,110           3,063        100,000
           10          7,131.67            2,625           2,602        100,000          3,516           3,493        100,000
           15         12,235.05            3,018           3,018        100,000          4,918           4,918        100,000
           20         18,748.40            2,677           2,677        100,000          5,817           5,817        100,000
           25         27,061.27            1,092           1,092        100,000          5,527           5,527        100,000
           30         37,670.83            *               *              *              2,830           2,830        100,000
           35         51,211.61            *               *              *                *               *            *
       Age 65         37,670.83            *               *              *              2,830           2,830        100,000


                     10% ASSUMED HYPOTHETICAL GROSS RETURN
                              CURRENT ASSUMPTIONS
                  -------------------------------------------

END OF POLICY       ACCUMULATED      SURRENDER        DEATH
YEAR                   VALUE           VALUE         BENEFIT
            1             321              86        100,000
            2             668             457        100,000
            3           1,045             857        100,000
            4           1,453           1,289        100,000
            5           1,895           1,754        100,000
            6           2,375           2,257        100,000
            7           2,894           2,801        100,000
            8           3,458           3,388        100,000
            9           4,069           4,022        100,000
           10           4,731           4,707        100,000
           15           8,045           8,045        100,000
           20          12,223          12,223        100,000
           25          17,181          17,181        100,000
           30          22,617          22,617        100,000
           35          27,630          27,630        100,000
       Age 65          22,617          22,617        100,000

                                         0% ASSUMED HYPOTHETICAL GROSS RETURN           5% ASSUMED HYPOTHETICAL GROSS RETURN
                                                 GUARANTEED ASSUMPTIONS                        GUARANTEED ASSUMPTIONS
                                     ---------------------------------------------  -------------------------------------------
                  PREMIUMS
END OF POLICY     ACCUMULATED AT 5%     ACCUMULATED      SURRENDER       DEATH        ACCUMULATED      SURRENDER       DEATH
YEAR              PER YEAR                 VALUE           VALUE        BENEFIT          VALUE           VALUE        BENEFIT
            1           567.00               178               0        100,000            194               0        100,000
            2          1,162.35              344             133        100,000            385             174        100,000
            3          1,787.47              496             308        100,000            571             383        100,000
            4          2,443.84              632             468        100,000            750             585        100,000
            5          3,133.03              753             612        100,000            921             780        100,000
            6          3,856.68              855             738        100,000          1,081             964        100,000
            7          4,616.52              938             845        100,000          1,228           1,135        100,000
            8          5,414.34            1,002             931        100,000          1,362           1,292        100,000
            9          6,252.06            1,044             997        100,000          1,480           1,433        100,000
           10          7,131.67            1,062           1,039        100,000          1,579           1,555        100,000
           15         12,235.05              736             736        100,000          1,676           1,676        100,000
           20         18,748.40            *               *              *                638             638        100,000
           25         27,061.27            *               *              *              *               *              *
           30         37,670.83            *               *              *              *               *              *
           35         51,211.61            *               *              *              *               *              *
       Age 65         37,670.83            *               *              *              *               *              *


                     10% ASSUMED HYPOTHETICAL GROSS RETURN
                             GUARANTEED ASSUMPTIONS
                  -------------------------------------------

END OF POLICY       ACCUMULATED      SURRENDER        DEATH
YEAR                   VALUE           VALUE         BENEFIT
            1            210               0         100,000
            2            428             217         100,000
            3            652             464         100,000
            4            881             717         100,000
            5          1,116             975         100,000
            6          1,353           1,236         100,000
            7          1,592           1,498         100,000
            8          1,832           1,761         100,000
            9          2,071           2,024         100,000
           10          2,306           2,283         100,000
           15          3,339           3,339         100,000
           20          3,642           3,642         100,000
           25          1,829           1,829         100,000
           30          *               *               *
           35          *               *               *
       Age 65          *               *               *

* The Policy would lapse unless additional premiums are paid.

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.
Actual rates of return may be more or less than those shown and will depend on a number of factors, including the allocations made by an Owner and the actual investment experience of the portfolios. The death benefit, Accumulated Value, and Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 5%, or 10% over a period of years, but also fluctuated above and below those averages for individual Policy Years. They would also be different if any Policy loans or withdrawals were made.
Neither the Company, the Separate Account, nor the portfolios make any representations that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                ADJUSTABLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                          MALE AGE 35 AT LAST BIRTHDAY

              INITIAL SPECIFIED AMOUNT $100,000-ANNUAL PREMIUM $790

                              TOBACCO PREMIUM CLASS

                                         0% ASSUMED HYPOTHETICAL GROSS RETURN          5% ASSUMED HYPOTHETICAL GROSS RETURN
                                                   CURRENT ASSUMPTIONS                          CURRENT ASSUMPTIONS
                                     ---------------------------------------------  -------------------------------------------
                  PREMIUMS
END OF POLICY     ACCUMULATED AT 5%     ACCUMULATED      SURRENDER       DEATH        ACCUMULATED      SURRENDER       DEATH
YEAR              PER YEAR                 VALUE           VALUE        BENEFIT          VALUE           VALUE        BENEFIT
            1           829.50               410              66        100,000            438              94        100,000
            2          1,700.48              815             504        100,000            892             582        100,000
            3          2,615.00            1,212             937        100,000          1,361           1,086        100,000
            4          3,575.25            1,604           1,363        100,000          1,847           1,606        100,000
            5          4,583.51            1,990           1,784        100,000          2,350           2,143        100,000
            6          5,642.19            2,370           2,198        100,000          2,870           2,697        100,000
            7          6,753.80            2,745           2,607        100,000          3,408           3,270        100,000
            8          7,920.99            3,113           3,010        100,000          3,965           3,862        100,000
            9          9,146.54            3,476           3,407        100,000          4,541           4,473        100,000
           10          10,433.36           3,833           3,799        100,000          5,138           5,104        100,000
           15          17,899.42           3,527           3,527        100,000          6,228           6,228        100,000
           20          27,428.21           1,748           1,748        100,000          5,948           5,948        100,000
           25          39,589.63           *               *              *              2,681           2,681        100,000
           30          55,111.02           *               *              *              *               *              *
           35          74,920.69           *               *              *              *               *              *
       Age 65          55,111.02           *               *              *              *               *              *


                     10% ASSUMED HYPOTHETICAL GROSS RETURN
                              CURRENT ASSUMPTIONS
                  -------------------------------------------

END OF POLICY       ACCUMULATED      SURRENDER        DEATH
YEAR                   VALUE           VALUE         BENEFIT
            1             466             122        100,000
            2             972             662        100,000
            3           1,521           1,245        100,000
            4           2,117           1,875        100,000
            5           2,763           2,556        100,000
            6           3,464           3,291        100,000
            7           4,224           4,087        100,000
            8           5,050           4,946        100,000
            9           5,945           5,876        100,000
           10           6,916           6,882        100,000
           15          10,743          10,743        100,000
           20          14,963          14,963        100,000
           25          18,687          18,687        100,000
           30          19,863          19,863        100,000
           35          14,223          14,223        100,000
       Age 65          19,863          19,863        100,000

                                         0% ASSUMED HYPOTHETICAL GROSS RETURN          5% ASSUMED HYPOTHETICAL GROSS RETURN
                                                GUARANTEED ASSUMPTIONS                        GUARANTEED ASSUMPTIONS
                                     ---------------------------------------------  -------------------------------------------
                  PREMIUMS
END OF POLICY     ACCUMULATED AT 5%     ACCUMULATED      SURRENDER       DEATH        ACCUMULATED      SURRENDER       DEATH
YEAR              PER YEAR                 VALUE           VALUE        BENEFIT          VALUE           VALUE        BENEFIT
            1           829.50               297               0        100,000            321               0        100,000
            2          1,700.48              570             260        100,000            634             324        100,000
            3          2,615.00              814             539        100,000            932             656        100,000
            4          3,575.25            1,028             787        100,000          1,213             972        100,000
            5          4,583.51            1,207           1,001        100,000          1,472           1,265        100,000
            6          5,642.19            1,348           1,176        100,000          1,704           1,532        100,000
            7          6,753.80            1,448           1,310        100,000          1,904           1,766        100,000
            8          7,920.99            1,504           1,401        100,000          2,068           1,965        100,000
            9          9,146.54            1,513           1,444        100,000          2,191           2,122        100,000
           10          10,433.36           1,470           1,436        100,000          2,266           2,232        100,000
           15          17,899.42             384             384        100,000          1,736           1,736        100,000
           20          27,428.21           *               *              *              *               *              *
           25          39,589.63           *               *              *              *               *              *
           30          55,111.02           *               *              *              *               *              *
           35          74,920.69           *               *              *              *               *              *
       Age 65          55,111.02           *               *              *              *               *              *


                     10% ASSUMED HYPOTHETICAL GROSS RETURN
                             GUARANTEED ASSUMPTIONS
                  -------------------------------------------

END OF POLICY       ACCUMULATED      SURRENDER        DEATH
YEAR                   VALUE           VALUE         BENEFIT
            1            346               1         100,000
            2            700             390         100,000
            3          1,059             784         100,000
            4          1,420           1,179         100,000
            5          1,780           1,573         100,000
            6          2,133           1,961         100,000
            7          2,476           2,339         100,000
            8          2,805           2,702         100,000
            9          3,114           3,045         100,000
           10          3,397           3,363         100,000
           15          4,218           4,218         100,000
           20          2,948           2,948         100,000
           25          *               *              *
           30          *               *              *
           35          *               *              *
       Age 65          *               *              *

* The Policy would lapse unless additional premiums are paid.

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.
Actual rates of return may be more or less than those shown and will depend on a number of factors, including the allocations made by an Owner and the actual investment experience of the portfolios. The death benefit, Accumulated Value, and Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 5%, or 10% over a period of years, but also fluctuated above and below those averages for individual Policy Years. They would also be different if any Policy loans or withdrawals were made.
Neither the Company, the Separate Account, nor the portfolios make any representations that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                ADJUSTABLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                         FEMALE AGE 35 AT LAST BIRTHDAY

              INITIAL SPECIFIED AMOUNT $100,000-ANNUAL PREMIUM $470

                            NON-TOBACCO PREMIUM CLASS

                                         0% ASSUMED HYPOTHETICAL GROSS RETURN          5% ASSUMED HYPOTHETICAL GROSS RETURN
                                                 CURRENT ASSUMPTIONS                           CURRENT ASSUMPTIONS
                                     ---------------------------------------------  -------------------------------------------
                  PREMIUMS
END OF POLICY     ACCUMULATED AT 5%     ACCUMULATED      SURRENDER       DEATH        ACCUMULATED      SURRENDER       DEATH
YEAR              PER YEAR                 VALUE           VALUE        BENEFIT          VALUE           VALUE        BENEFIT
            1           493.50               237              41        100,000            254              58        100,000
            2          1,011.68              471             295        100,000            516             340        100,000
            3          1,555.76              701             544        100,000            788             631        100,000
            4          2,127.05              927             790        100,000          1,068             931        100,000
            5          2,726.90            1,149           1,032        100,000          1,358           1,240        100,000
            6          3,356.74            1,368           1,270        100,000          1,658           1,560        100,000
            7          4,018.08            1,583           1,504        100,000          1,967           1,889        100,000
            8          4,712.49            1,794           1,736        100,000          2,287           2,229        100,000
            9          5,441.61            2,002           1,963        100,000          2,618           2,579        100,000
           10          6,207.19            2,207           2,188        100,000          2,961           2,941        100,000
           15         10,649.02            2,648           2,648        100,000          4,261           4,261        100,000
           20         16,318.05            2,553           2,553        100,000          5,252           5,252        100,000
           25         23,553.32            1,640           1,640        100,000          5,538           5,538        100,000
           30         32,787.57            *               *              *              4,585           4,585        100,000
           35         44,573.07            *               *              *              1,114           1,114        100,000
       Age 65         32,787.57            *               *              *              4,585           4,585        100,000


                     10% ASSUMED HYPOTHETICAL GROSS RETURN
                              CURRENT ASSUMPTIONS
                  -------------------------------------------

END OF POLICY       ACCUMULATED      SURRENDER        DEATH
YEAR                   VALUE           VALUE         BENEFIT
            1             270              74        100,000
            2             563             387        100,000
            3             881             724        100,000
            4           1,225           1,088        100,000
            5           1,598           1,481        100,000
            6           2,002           1,904        100,000
            7           2,440           2,362        100,000
            8           2,915           2,856        100,000
            9           3,430           3,391        100,000
           10           3,987           3,968        100,000
           15           6,908           6,908        100,000
           20          10,708          10,708        100,000
           25          15,522          15,522        100,000
           30          21,610          21,610        100,000
           35          29,002          29,002        100,000
       Age 65          21,610          21,610        100,000

                                         0% ASSUMED HYPOTHETICAL GROSS RETURN          5% ASSUMED HYPOTHETICAL GROSS RETURN
                                                GUARANTEED ASSUMPTIONS                        GUARANTEED ASSUMPTIONS
                                     ---------------------------------------------  -------------------------------------------
                  PREMIUMS
END OF POLICY     ACCUMULATED AT 5%     ACCUMULATED      SURRENDER       DEATH        ACCUMULATED      SURRENDER       DEATH
YEAR              PER YEAR                 VALUE           VALUE        BENEFIT          VALUE           VALUE        BENEFIT
            1           493.50               139                0       100,000            152               0        100,000
            2          1,011.68              266               89       100,000            300             123        100,000
            3          1,555.76              379              222       100,000            440             283        100,000
            4          2,127.05              477              340       100,000            572             434        100,000
            5          2,726.90              560              442       100,000            694             576        100,000
            6          3,356.74              625              527       100,000            804             706        100,000
            7          4,018.08              672              593       100,000            899             820        100,000
            8          4,712.49              700              641       100,000            979             920        100,000
            9          5,441.61              710              671       100,000          1,044           1,005        100,000
           10          6,207.19              702              683       100,000          1,094           1,074        100,000
           15         10,649.02              350              350       100,000          1,025           1,025        100,000
           20         16,318.05            *               *              *                114             114        100,000
           25         23,553.32            *               *              *              *               *              *
           30         32,787.57            *               *              *              *               *              *
           35         44,573.07            *               *              *              *               *              *
       Age 65         32,787.57            *               *              *              *               *              *


                     10% ASSUMED HYPOTHETICAL GROSS RETURN
                            GUARANTEED ASSUMPTIONS
                  -------------------------------------------

END OF POLICY       ACCUMULATED      SURRENDER        DEATH
YEAR                   VALUE           VALUE         BENEFIT
            1            166               0         100,000
            2            335             159         100,000
            3            506             349         100,000
            4            678             541         100,000
            5            850             733         100,000
            6          1,020             922         100,000
            7          1,185           1,107         100,000
            8          1,346           1,287         100,000
            9          1,502           1,462         100,000
           10          1,652           1,633         100,000
           15          2,251           2,251         100,000
           20          2,241           2,241         100,000
           25            894             894         100,000
           30          *               *               *
           35          *               *               *
       Age 65          *               *               *

* The Policy would lapse unless additional premiums are paid.

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.
Actual rates of return may be more or less than those shown and will depend on a number of factors, including the allocations made by an Owner and the actual investment experience of the portfolios. The death benefit, Accumulated Value, and Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 5%, or 10% over a period of years, but also fluctuated above and below those averages for individual Policy Years. They would also be different if any Policy loans or withdrawals were made.
Neither the Company, the Separate Account, nor the portfolios make any representations that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                ADJUSTABLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                         FEMALE AGE 35 AT LAST BIRTHDAY

              INITIAL SPECIFIED AMOUNT $100,000-ANNUAL PREMIUM $660

                              TOBACCO PREMIUM CLASS

                                         0% ASSUMED HYPOTHETICAL GROSS RETURN          5% ASSUMED HYPOTHETICAL GROSS RETURN
                                                 CURRENT ASSUMPTIONS                            CURRENT ASSUMPTIONS
                                     ---------------------------------------------  -------------------------------------------

                  PREMIUMS
END OF POLICY     ACCUMULATED AT 5%     ACCUMULATED      SURRENDER       DEATH        ACCUMULATED      SURRENDER       DEATH
YEAR              PER YEAR                 VALUE           VALUE        BENEFIT          VALUE           VALUE        BENEFIT
            1          693.00                326              47        100,000            349              70        100,000
            2         1,420.65               646             395        100,000            709             458        100,000
            3         2,184.68               962             739        100,000          1,082             859        100,000
            4         2,986.92             1,273           1,077        100,000          1,468           1,273        100,000
            5         3,829.26             1,579           1,411        100,000          1,868           1,700        100,000
            6         4,713.73             1,880           1,740        100,000          2,281           2,141        100,000
            7         5,642.41             2,176           2,065        100,000          2,708           2,596        100,000
            8         6,617.53             2,468           2,385        100,000          3,150           3,066        100,000
            9         7,641.41             2,756           2,700        100,000          3,607           3,552        100,000
           10         8,716.48             3,038           3,010        100,000          4,081           4,053        100,000
           15         14,953.94            2,941           2,941        100,000          5,105           5,105        100,000
           20         22,914.71            1,735           1,735        100,000          5,123           5,123        100,000
           25         33,074.88            *               *              *              3,377           3,377        100,000
           30         46,042.12            *               *              *              *               *              *
           35         62,591.97            *               *              *              *               *              *
       Age 65         46,042.12            *               *              *              *               *              *


                      10% ASSUMED HYPOTHETICAL GROSS RETURN
                              CURRENT ASSUMPTIONS
                  --------------------------------------------


END OF POLICY       ACCUMULATED      SURRENDER       DEATH
YEAR                   VALUE           VALUE        BENEFIT
            1             372              93       100,000
            2             775             523       100,000
            3           1,212             988       100,000
            4           1,686           1,490       100,000
            5           2,200           2,033       100,000
            6           2,758           2,618       100,000
            7           3,363           3,251       100,000
            8           4,019           3,935       100,000
            9           4,731           4,675       100,000
           10           5,502           5,475       100,000
           15           8,712           8,712       100,000
           20          12,319          12,319       100,000
           25          16,083          16,083       100,000
           30          19,740          19,740       100,000
           35          21,610          21,610       100,000
       Age 65          19,740          19,740       100,000

                                          0% ASSUMED HYPOTHETICAL GROSS RETURN         5% ASSUMED HYPOTHETICAL GROSS RETURN
                                                 GUARANTEED ASSUMPTIONS                       GUARANTEED ASSUMPTIONS
                                     ---------------------------------------------  -------------------------------------------

                  PREMIUMS
END OF POLICY     ACCUMULATED AT 5%     ACCUMULATED      SURRENDER       DEATH        ACCUMULATED      SURRENDER       DEATH
YEAR              PER YEAR                 VALUE           VALUE        BENEFIT          VALUE           VALUE        BENEFIT
            1          693.00                254               0        100,000            275               0        100,000
            2         1,420.65               488             237        100,000            541             290        100,000
            3         2,184.68               698             475        100,000            798             574        100,000
            4         2,986.92               883             687        100,000          1,040             844        100,000
            5         3,829.26             1,040             873        100,000          1,265           1,098        100,000
            6         4,713.73             1,166           1,027        100,000          1,468           1,329        100,000
            7         5,642.41             1,259           1,147        100,000          1,647           1,536        100,000
            8         6,617.53             1,319           1,236        100,000          1,801           1,717        100,000
            9         7,641.41             1,348           1,292        100,000          1,928           1,872        100,000
           10         8,716.48             1,345           1,317        100,000          2,028           2,000        100,000
           15         14,953.94              813             813        100,000          2,025           2,025        100,000
           20         22,914.71            *               *              *                760             760        100,000
           25         33,074.88            *               *              *              *               *              *
           30         46,042.12            *               *              *              *               *              *
           35         62,591.97            *               *              *              *               *              *
       Age 65         46,042.12            *               *              *              *               *              *


                      10% ASSUMED HYPOTHETICAL GROSS RETURN
                             GUARANTEED ASSUMPTIONS
                  --------------------------------------------


END OF POLICY       ACCUMULATED      SURRENDER       DEATH
YEAR                   VALUE           VALUE        BENEFIT
            1            295              16        100,000
            2            598             347        100,000
            3            905             682        100,000
            4          1,215           1,020        100,000
            5          1,526           1,359        100,000
            6          1,833           1,694        100,000
            7          2,134           2,022        100,000
            8          2,428           2,344        100,000
            9          2,715           2,659        100,000
           10          2,995           2,967        100,000
           15          4,201           4,201        100,000
           20          4,667           4,667        100,000
           25          3,544           3,544        100,000
           30          *               *              *
           35          *               *              *
       Age 65          *               *              *

* The Policy would lapse unless additional premiums are paid.

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.
Actual rates of return may be more or less than those shown and will depend on a number of factors, including the allocations made by an Owner and the actual investment experience of the portfolios. The death benefit, Accumulated Value, and Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 5%, or 10% over a period of years, but also fluctuated above and below those averages for individual Policy Years. They would also be different if any Policy loans or withdrawals were made.
Neither the Company, the Separate Account, nor the portfolios make any representations that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                   APPENDIX B

                         TABLE OF DEATH BENEFIT FACTORS

---------------------------------------------------------------------------------------------------------------------

          TOBACCO - STANDARD & PREFERRED                  NON-TOBACCO - STANDARD, PREFERRED & SUPER PREFERRED

     ATTAINED AGE         MALE         FEMALE                   ATTAINED AGE                MALE        FEMALE
---------------------------------------------------------------------------------------------------------------------
           0              10.52         13.14                        0                      12.63        14.69
           1              10.37         12.92                        1                      12.51        14.48
           2              10.06         12.54                        2                      12.17        14.08
           3               9.76         12.17                        3                      11.83        13.68
           4               9.46         11.80                        4                      11.49        13.28
           5               9.16         11.44                        5                      11.15        12.88
           6               8.87         11.08                        6                      10.81        12.49
           7               8.59         10.73                        7                      10.48        12.11
           8               8.30         10.39                        8                      10.15        11.73
           9               8.03         10.05                        9                      9.82         11.36
          10               7.76          9.72                        10                     9.50         11.00
          11               7.49          9.40                        11                     9.20         10.65
          12               7.24          9.09                        12                     8.90         10.31
          13               7.00          8.79                        13                     8.62          9.98
          14               6.77          8.50                        14                     8.35          9.66
          15               6.56          8.22                        15                     8.10          9.35
          16               6.37          7.96                        16                     7.86          9.05
          17               6.18          7.71                        17                     7.63          8.76
          18               6.01          7.46                        18                     7.41          8.49
          19               5.84          7.22                        19                     7.20          8.22
          20               5.67          6.99                        20                     6.99          7.96
          21               5.51          6.77                        21                     6.79          7.70
          22               5.35          6.55                        22                     6.59          7.45
          23               5.20          6.34                        23                     6.39          7.21
          24               5.04          6.14                        24                     6.20          6.98
          25               4.89          5.94                        25                     6.00          6.75
          26               4.74          5.75                        26                     5.82          6.53
          27               4.59          5.56                        27                     5.63          6.32
          28               4.45          5.38                        28                     5.45          6.11
          29               4.30          5.20                        29                     5.27          5.91
          30               4.17          5.03                        30                     5.10          5.72
          31               4.03          4.87                        31                     4.93          5.53
          32               3.90          4.71                        32                     4.77          5.35
          33               3.78          4.56                        33                     4.61          5.17

---------------------------------------------------------------------------------------------------------------------

          TOBACCO - STANDARD & PREFERRED                  NON-TOBACCO - STANDARD, PREFERRED & SUPER PREFERRED

     ATTAINED AGE         MALE         FEMALE                   ATTAINED AGE                MALE        FEMALE
---------------------------------------------------------------------------------------------------------------------
          34               3.65          4.41                        34                     4.46          5.00
          35               3.54          4.27                        35                     4.31          4.83
          36               3.42          4.13                        36                     4.17          4.67
          37               3.31          3.99                        37                     4.03          4.52
          38               3.21          3.87                        38                     3.89          4.37
          39               3.11          3.75                        39                     3.77          4.23
          40               3.01          3.63                        40                     3.64          4.09
          41               2.92          3.52                        41                     3.52          3.96
          42               2.83          3.41                        42                     3.41          3.83
          43               2.74          3.31                        43                     3.30          3.71
          44               2.66          3.21                        44                     3.19          3.59
          45               2.58          3.12                        45                     3.09          3.48
          46               2.51          3.02                        46                     2.99          3.37
          47               2.44          2.94                        47                     2.90          3.26
          48               2.37          2.85                        48                     2.81          3.16
          49               2.30          2.77                        49                     2.72          3.06
          50               2.24          2.69                        50                     2.63          2.97
          51               2.18          2.62                        51                     2.55          2.88
          52               2.12          2.55                        52                     2.48          2.79
          53               2.07          2.48                        53                     2.40          2.71
          54               2.01          2.41                        54                     2.33          2.63
          55               1.96          2.35                        55                     2.26          2.55
          56               1.91          2.28                        56                     2.20          2.47
          57               1.87          2.22                        57                     2.13          2.40
          58               1.82          2.17                        58                     2.07          2.33
          59               1.78          2.11                        59                     2.01          2.26
          60               1.74          2.05                        60                     1.96          2.20
          61               1.70          2.00                        61                     1.91          2.14
          62               1.67          1.95                        62                     1.86          2.07
          63               1.63          1.90                        63                     1.81          2.02
          64               1.60          1.85                        64                     1.76          1.96
          65               1.57          1.81                        65                     1.72          1.91
          66               1.54          1.76                        66                     1.68          1.86
          67               1.51          1.72                        67                     1.64          1.81
          68               1.48          1.68                        68                     1.60          1.76
          69               1.46          1.64                        69                     1.57          1.71
          70               1.43          1.61                        70                     1.53          1.67

---------------------------------------------------------------------------------------------------------------------

          TOBACCO - STANDARD & PREFERRED                  NON-TOBACCO - STANDARD, PREFERRED & SUPER PREFERRED

     ATTAINED AGE         MALE         FEMALE                   ATTAINED AGE                MALE        FEMALE
---------------------------------------------------------------------------------------------------------------------
          71               1.41          1.57                        71                     1.50          1.63
          72               1.39          1.53                        72                     1.47          1.59
          73               1.36          1.50                        73                     1.44          1.55
          74               1.34          1.47                        74                     1.41          1.52
          75               1.33          1.44                        75                     1.39          1.48
          76               1.31          1.41                        76                     1.37          1.45
          77               1.29          1.39                        77                     1.34          1.42
          78               1.28          1.36                        78                     1.32          1.39
          79               1.26          1.34                        79                     1.30          1.36
          80               1.25          1.32                        80                     1.28          1.34
          81               1.24          1.30                        81                     1.27          1.32
          82               1.22          1.28                        82                     1.25          1.29
          83               1.21          1.26                        83                     1.23          1.27
          84               1.20          1.24                        84                     1.22          1.25
          85               1.19          1.23                        85                     1.21          1.23
          86               1.18          1.21                        86                     1.19          1.22
          87               1.17          1.20                        87                     1.18          1.20
          88               1.16          1.18                        88                     1.17          1.19
          89               1.16          1.17                        89                     1.16          1.17
          90               1.15          1.16                        90                     1.15          1.16
          91               1.14          1.15                        91                     1.14          1.15
          92               1.13          1.14                        92                     1.13          1.14
          93               1.12          1.12                        93                     1.12          1.12
          94               1.11          1.11                        94                     1.11          1.11
          95               1.10          1.10                        95                     1.10          1.10
          96               1.08          1.08                        96                     1.08          1.08
          97               1.07          1.07                        97                     1.07          1.07
          98               1.06          1.06                        98                     1.06          1.06
          99               1.05          1.05                        99                     1.05          1.05
---------------------------------------------------------------------------------------------------------------------

                                    PART II.

                                OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                    REPRESENTATION PURSUANT TO SECTION 26(f)

         Southern Farm Bureau Life Insurance Company (the "Company") hereby represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                              RULE 484 UNDERTAKING

         Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:
The facing sheet
The Prospectus, consisting of ____ pages
The undertaking to file reports
Representation pursuant to Section 26(f)
The Rule 484 undertaking
The signatures

Written consent of the following persons:

      (a)   Kenneth P. Johnston, Actuary
      (b)   Joseph A. Purvis, Esq.
      (c)   Sutherland Asbill & Brennan LLP
      (d)   KPMG LLP

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:

      A.    (1)   Resolution of the Board of Directors of Southern Farm Bureau
                  Life Insurance Company establishing Southern Farm Bureau Life
                  Variable Life Account (the "Separate Account") @

            (2)   Not Applicable (Custody Agreement)

            (3)   Distribution of Policies

                  (a)  Form of Principal Underwriting Agreement (1)
                  (b)  Form of Broker-Dealer Supervision and Sales Agreement (1)

            (4) Not Applicable (Agreements between the Company, the principal underwriter, or custodian other than those set forth above in
                  A. (1), (2), and (3))

            (5)   Specimen Adjustable Premium Variable Life Insurance Policy @
                  (a)  Waiver of Monthly Deductions Agreement @
                  (b)  Children's Term Rider @
                  (c)  Accelerated Benefit Rider @

            (6)   (a)  Articles of Incorporation of the Company (2)
                  (b)  By-Laws of the Company (2)

            (7) Not Applicable (Any insurance policy under a contract between the Separate Account and Company)

            (8)   (a)  Form of Participation Agreement for T. Rowe Price Equity
                       Series, Inc. (1)
                  (b) Form of Participation Agreement for T. Rowe Price Fixed Income Series, Inc. (1)
                  (c) Form of Participation Agreement for Fidelity Variable Insurance Products Funds (1)

            (9) Not Applicable (All other material contracts concerning the Separate Account)

            (10) Application for Adjustable Premium Variable Life Insurance Policy @

            (11)  Issuance, transfer and redemption procedures memorandum (1)

2.    Opinion of Counsel as to the legality of the securities being registered @

3. Not Applicable (Financial statements omitted from the prospectus pursuant to Instruction 1(b) or (c) of Part I

4.    Not Applicable

5. Opinion and consent of Kenneth P. Johnston as to actuarial matters pertaining to the securities being registered @

6.    Consent of Sutherland Asbill & Brennan LLP (1)

7.    Consent of KPMG LLP (1)

8.    Powers of Attorney @


-------------------------------------------

@     Filed herewith
(1)   To be filed by amendment.
(2) Incorporated herein by reference to the Registration Statement on Form N-4 (File Nos. 333-79865; 811-9371) filed with the Securities and Exchange Commission on June 3, 1999.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, Southern Farm Bureau Life Variable Life Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Jackson, State of Mississippi on this 10th day of August, 2001.

(Seal)                           Southern Farm Bureau Life Variable Life Account
                                         (Registrant)

                                 Southern Farm Bureau Life Insurance Company
                                         (Depositor)

 /s/ Joseph A. Purvis                    /s/ Bobby P. Waters
--------------------------               ---------------------
Joseph A. Purvis                         Bobby P. Waters
Vice President, General                  Executive Vice President
  Counsel and Secretary                  Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          Signature                              Title                     Date

    /s/ Bobby P. Waters            Executive Vice President, Chief
  ---------------------            Executive Officer [Principal
  Bobby P. Waters                  Executive Officer]

    /s/ Laurence E. Favreau        Senior Vice President, Chief
  -------------------------        Financial Officer [Principal
  Laurence E. Favreau              Financial Officer] [Principal
                                   Accounting Officer]

    /s/ Gino Gianfrancesco         Senior Vice President,
  ------------------------         Marketing
  Gino Gianfrancesco

    /s/ J. Joseph Stroble          Senior Vice President, Policy
  -----------------------          Administration and Assistant
  J. Joseph Stroble                Secretary

    /s/ Joseph A. Purvis           Vice President, General
  ----------------------           Counsel and Secretary
  Joseph A. Purvis

          *
  -----------------------
  Carl B. Loop, Jr.                President and Chairman of
                                   the Board

          *
  -----------------------
  Wayne Dollar                     First Vice President and
                                   Director

          *
  -----------------------
  Ronald R. Anderson               Director

          *
  -----------------------
  Donald Childs                    Director

          *
  -----------------------

          Signature                              Title                     Date

  Marshall Coyle                   Director

          *
  -----------------------
  Kenneth Dierschke                Director

          *
  -----------------------
  Ben M. Gramling, II              Director

          *
  -----------------------
  Bruce L. Hiatt                   Director

          *
  -----------------------
  David Hillman                    Director

          *
  -----------------------
  Kenneth M. Middleton, II         Director

          *
  -----------------------
  Bryan Mitchell                   Director

          *
  -----------------------
  Sam Moore                          Director

          *
  -----------------------
  Donald Patman                      Director

          *
  -----------------------
  Wayne F. Pryor                     Director

          *
  -----------------------
  Stanley E. Reed                    Director

          *
  -----------------------
  Rick Roth                          Director

          *
  -----------------------
  David Waide                        Director

          *
  -----------------------
  David M. Winkles, Jr.              Director

          *
  -----------------------
  Larry B. Wooten                    Director

          *
  -----------------------
  J. M. Wright, Jr.                  Director


* By       /s/ Joseph A. Purvis         August 10, 2001
       -------------------------
       Joseph A. Purvis, Pursuant to Power of Attorney

                                  EXHIBIT INDEX


Exhibit 1A(1) - Separate Account Resolution

Exhibit 1A(5) - Specimen Variable Life Insurance Policy

Exhibit 1A(5)(a) - Waiver of Monthly Deductions Agreement

Exhibit 1A(5)(b) - Children's Term Rider

Exhibit 1A(5)(c) - Accelerated Benefit Rider

Exhibit 1A(10) - Application

Exhibit 2 - Opinion re: Legality (Joseph Purvis)

Exhibit 5 - Opinion re: Actuarial Matters (Kenneth Johnston)

Exhibit 8 - Powers of Attorney